UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 4)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
MariaDB plc

(Name of Subject Company)
MariaDB plc

(Name of Person Filing Statement)
Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)
G5920M100
(CUSIP Number of Class of Securities)
Paul O’Brien
Chief Executive Officer
699 Veterans Blvd
Redwood City, CA 94063
(855) 562-7423
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Samantha H. Crispin Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, Texas 75201 (214) 953-6500	Fergus Bolster Matheson LLP 70 Sir John Rogerson’s Quay Dublin 2, Ireland +353 1 232 2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2024 (as amended and supplemented on May 31, 2024, June 7, 2024 and June 17, 2024 and as may be further amended or supplemented from time to time, the “Statement”) by MariaDB plc, an Irish public limited company (“MariaDB” or the “Company”). The Statement relates to the unsolicited offer (the “Offer”) by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”), an affiliate of K1 Investment Management, LLC, a Delaware limited liability company, to purchase all of the issued and to be issued ordinary shares of $0.01 each (nominal value) of MariaDB (“MariaDB Shares”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares for $0.55 per MariaDB Share payable to the holders of MariaDB Shares (“MariaDB Shareholders”) electing to sell their MariaDB Shares (the “Cash Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in Amendment No. 4 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Bidco on June 24, 2024, as may be further amended or supplemented from time to time, which contains as exhibits the amended and restated Offer to Purchase and Letter of Transmittal.

LETTER FROM IBI CORPORATE FINANCE LIMITED

IBI Corporate Finance
33 Fitzwilliam Place
Dublin 2
D02 W899
The Directors
MariaDB plc
70 Sir John Rogerson’s Quay
Dublin 2
D02 R296
24 June 2024
Dear Sirs
RECOMMENDED CASH OFFER FOR MARIADB
1.	Introduction
You have appointed us as financial adviser to the Board of MariaDB in connection with the Offer. As required under the Irish Takeover Rules, due to conflicts of interest you have recused yourselves from taking part in the consideration and evaluation of the Offer on behalf of MariaDB Shareholders.
2.	Background to and reasons for recommending the Offer.
In considering the fairness and reasonableness of the terms of the Cash Offer, IBI Corporate Finance has taken into consideration the prospects for the Company's share price absent a transaction and the realisable value to shareholders from other strategic options in particular the prospect of realising value to shareholders through a Chapter 11 Bankruptcy or an Irish Examinership Process.
MariaDB has now been in financial distress for a protracted period of time.
•
A loan outstanding in the amount of $15.9 million from the European Investment Bank (“EIB”) fell due for repayment on the 11 October 2023. The Company would not have been in a position to repay the loan from its own resources. On 10 October 2023, immediately prior to the EIB repayment date, the Company entered into a $26.5 million senior secured promissory note with RP Ventures LLC (“RPV”) (the “RPV Note”) to repay the European Investment Bank and to provide ongoing funding for the Company.

•
This in turn became repayable on 10 January 2024 and while initial forbearance was granted, this expired on 31 January 2024 and the Company has been technically insolvent since that date giving rise to a risk to the recovery of equity value for the shareholders.

•
Negotiations with RPV and Hale Capital Partners to replace the RPV Note and raise capital through a convertible preferred equity financing did not result in a successful outcome and would in any event have been significantly dilutive to existing shareholders.

MariaDB’s share price trading has reflected this uncertainty. Its shares traded at an average closing price of $1.07 between 20 March 2023 (3 months post IPO) and 18 August 2023. On 17 August 2023, the share price opened at $0.90 and closed at $0.73. The volume weighted average share price on that date was $0.78. The share price fell precipitously thereafter. In the period from 21 August 2023 to 5 February 2024 (inclusive) shares traded at an average closing share price of $0.42. The share price closed at $0.19 per share on 5 February 2024. The longer this situation continues, the greater the risk to recovery becomes. In this context, in addition to implied value to shareholders, the executability of any proposal is a key assessment criteria.
A number of proposals have been made to acquire the Company since September 2023 with three possible offers for the Company under Rule 2.4 of the Irish Takeover Rules being brought forward. The first by Runa Capital II (GP), as general partner of Runa Capital Fund II, L.P. on behalf of itself and its other investment affiliates, on 14 September 2023, the second by K1 on 15 February 2024 and a third by Progress Software Corp on 26 March 2024. Only K1 has progressed to making an offer. The K1 offer price of $0.55 per share represents:
•	A 189% premium to MariaDB’s closing share price of $0.19 on 5 February 2024 (being the last full trading day prior to the announcement by MariaDB of a potential forbearance agreement with RPV);
•	A 57% premium to MariaDB’s closing share price of $0.35 on 15 February 2024 (being the last business day prior to the publication of K1’s Possible Offer Announcement); and
•	A 129% premium to MariaDB’s average closing share price of $0.24 over the 30-trading day period ending 15th February 2024.
K1 and affiliated entities also agreed to purchase the RPV Note. By acquiring the RPV Note, K1 is in a position to remedy MariaDB’s current insolvency position and put it on a sound financial footing, thereby making a proposed acquisition of MariaDB viable. At this date no other interested party has tabled a proposal that achieves this outcome. No other institutional investor support capable of execution has been forthcoming that can remedy the current insolvency and any court appointed or supervised process to explore alternative strategic options will attenuate the process of reaching a potential resolution and potentially exacerbate the risk of further equity value being lost as MariaDB faces the prospect of being unable to meet its day-to-day obligations as they fall due.
K1, K5, Topco and Bidco have disclosed in the Offer Document that they have received irrevocable undertakings to accept the Offer in respect of, in aggregate, 47,402,907 MariaDB Shares, representing in aggregate approximately 68.66% of the MariaDB Shares Affected (i.e., the issued share capital of MariaDB) as at 13 June 2024 (being the latest practicable date prior to the publication of the Amended and Restated Offer Document). These undertakings continue to be binding in the event of a competing offer for MariaDB.
3.	Advice to the Board
It is our view, based on the factors mentioned in this letter, that the Cash Offer is fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and we would recommend that MariaDB Shareholders should accept the Cash Offer.
Yours Faithfully,

Tom Godfrey
Chairman & Chief Executive Officer
IBI Corporate Finance

Item 1.	Subject Company Information
Name and Address
This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement” or the “Statement”) relates to MariaDB plc, an Irish public limited company (“MariaDB” or the “Company”), whose principal executive offices are located at 699 Veterans Blvd, Redwood City, California, United States of America. MariaDB’s telephone number at this address is (855) 562-7423.
Securities
The title of the class of equity securities to which this Statement relates is MariaDB’s ordinary shares of $0.01 each (nominal value) (“MariaDB Shares”). As of June 13, 2024, there were 69,038,054 MariaDB Shares outstanding.
Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of MariaDB, which is the subject company and the person filing this Statement, are set forth in Item 1 above. MariaDB’s website address is www.mariadb.com. The information on MariaDB’s website should not be considered a part of this Statement.
Offer
This Statement relates to the unsolicited offer (the “Offer”) by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”), an affiliate of K1 Investment Management, LLC, a Delaware limited liability company (“K1”), to purchase all of the issued and to be issued MariaDB Shares and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares for $0.55 per MariaDB Share (the “Offer Price”), payable to the holders of MariaDB Shares (“MariaDB Shareholders”) electing to sell their MariaDB Shares (the “Cash Offer”). The Offer is described in the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Bidco with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2024. The offer document dated May 24, 2024 containing the Offer (the “Original Offer Document” and as amended and restated on June 24, 2024, the “Amended and Restated Offer Document”) and accompanying acceptance documents (the “Original Acceptance Documents”) were mailed to the MariaDB Shareholders on or about such date. The Amended and Restated Offer Document and accompanying amended and restated acceptance documents (the “Amended and Restated Acceptance Documents”) were mailed to the MariaDB Shareholder on or about the date hereof. The Original Offer Document, as amended and restated by the Amended and Restated Offer Document is hereinafter referred to as the “Offer Document” and the Original Acceptance Documents, as amended and restated by the Amended and Restated Acceptance Documents are hereinafter referred to as the “Acceptance Documents”).
Bidco has stated that the purpose of the Offer is for Bidco and the K1 Group (as defined below) to acquire control of, and the entire equity interest in, MariaDB. The Offer, as a first step in Bidco’s acquisition of MariaDB, is intended to facilitate the acquisition of all of the MariaDB Shares. Bidco has indicated that, if the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received at the expiration time of the Offer (and in all cases within four months of the date of the Original Offer Document), following closing of the Offer, Bidco intends to apply the provisions of Sections 456 to 460 of the Companies Act of 2014 of Ireland (the “Companies Act 2014”) to acquire compulsorily any outstanding MariaDB Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise (a “Buy Out” and together with the Offer, the “Transactions”). Bidco will not be able to avail itself of the statutory process under Irish law to effect a Buy Out unless and until it receives, pursuant to the Offer, acceptances in respect of at least 80% of issued and to be issued MariaDB Shares (“MariaDB Shares Affected”) by not later than four months after the date of publication generally of the Original Offer Document to the holders of MariaDB Shares Affected and, otherwise, complies with certain additional statutory conditions.
Bidco commenced (within the meaning of Rule 14d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on May 24, 2024. Subject to the terms and conditions of the Offer, the Offer is initially scheduled to expire at 5:00 p.m., New York City time, on July 23, 2024, unless otherwise extended by Bidco.
The foregoing summary of the Offer is qualified in its entirety by the descriptions contained in the Offer Document and the accompanying Acceptance Documents. Copies of the Offer Document and the accompanying Acceptance Documents are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated herein by reference.

The Offer is subject to numerous conditions, which are set forth in Part 1 of Appendix 1 to the Offer Document.
The Schedule TO states that the principal executive offices of Bidco are located at 875 Manhattan Beach Blvd. Manhattan Beach, CA 90266 and that the telephone number of its principal executive offices is (800) 310-2870.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Except as described in this Statement, the Schedule TO or in the excerpts from MariaDB’s Amendment No.1 on Form 10-K/A, dated and filed with the SEC on January 29, 2024 (the “Form 10-K/A”), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between MariaDB or any of its affiliates, on the one hand, and either (i) MariaDB or any of its executive officers, directors or affiliates, or (ii) Bidco or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the Form 10-K/A: “Certain Relationships and Related Transactions, and Director Independence,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Equity Compensation Plan Information,” “Executive Compensation” and “Director Compensation.” Any information contained in the pages from the Form 10-K/A incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.
Relationship with K1
Except as set forth in this Statement or the Schedule TO or as otherwise incorporated in such schedules by reference, as of the date hereof, to the knowledge of the Company: (i) none of K1 or its affiliates, (together, the “K1 Group”) beneficially owns or has a right to acquire any MariaDB Shares or any other equity securities of MariaDB; (ii) none of the K1 Group members has effected any transaction in the MariaDB Shares or any other equity securities of MariaDB during the 60 days prior to this Statement; (iii) none of the K1 Group members has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of the Schedule TO, there have been no transactions between any K1 Group member, on the one hand, and MariaDB or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations, other than as so reported; (v) during the two years before the date of the Schedule TO, there have been no contacts, negotiations or transactions between any K1 Group member, on the one hand, and MariaDB or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of the K1 Group members has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) neither George Mansour or Jordan Wappler, in their capacities as directors of MariaDB, has made a recommendation either in support of or in opposition to the Offer; and (viii) none of the K1 Group members has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. See “Item 4. — The Solicitation or Recommendation — Background of the Offer and Reasons for IBI Recommendation — Background of the Offer.”
Purchase of Debt from RP Ventures LLC
On April 24, 2024, Runa Capital II (GP), Runa Capital Opportunity I (GP), Runa Ventures I Limited, RP Ventures LLC (“RPV”) and Meridian TopCo LLC, a Delaware limited liability company (“Topco”), entered into that certain Loan Purchase Agreement pursuant to which Topco purchased from RPV all of RPV’s right, title, and interest in, to and under the senior secured promissory note in the original principal amount of $26,500,000, dated as of October 10, 2023 (as amended on January 10, 2024), between MariaDB and RPV (the “RPV Note”). The consideration paid by Topco to RPV for the RPV Note was approximately $62.4 million, plus approximately $4.5 million comprised of accrued interest under the RPV Note and the transaction expenses of RPV. The RPV Note entitles the holder thereof to appoint two directors to the MariaDB Board. Consequently, following Topco’s purchase of the RPV Note, Michael Fanfant and Yakov “Jack” Zubarev resigned as directors of MariaDB with effect from the completion of the acquisition of the RPV Note and George Mansour and Jordan Wappler were appointed to the MariaDB Board as the nominees of the new holder of the RPV Note. George Mansour and Jordan Wappler are affiliated with the current senior lender, K1. Jürgen Ingels is the co-founder and managing partner of Smartfin Management BV, a private equity fund that invests in growth technology companies. Mr. Ingels and funds affiliated with Smartfin Management BV (namely Smartfin Capital II CommV and Smartfin Capital NV) (collectively,

“Smartfin”) are existing shareholders of MariaDB, holding approximately 8.59% of the issued share capital of MariaDB as at June 13, 2024 (being the latest practicable date prior to the date of the Amended and Restated Offer Document) and have given irrevocable undertakings to accept the Offer.
Each of Messrs. Ingels, Mansour and Wappler, being all of the members of the MariaDB board of directors (the “MariaDB Board”), has, as required under the Irish Takeover Panel Act 1997, Takeover Rules, 2022 (the “Irish Takeover Rules”), due to conflicts of interest, recused himself from taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Instead, IBI Corporate Finance Limited (“IBI Corporate Finance”), which has been appointed by the Company to act as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders. Further details of the conflicts of interest can be found in paragraph 4 of Annex A attached hereto.
Financial Interests
The financial interests of K1 and Bidco with regard to the Cash Offer are generally adverse to the financial interests of the MariaDB Shareholders being asked to tender their MariaDB Shares.
Irrevocable Agreements
K1, K5, Topco and Bidco have disclosed in the Offer Document that they have received irrevocable undertakings to accept the Offer, or (where Bidco and/or the K1 Group elects to switch to a scheme of arrangement with respect to MariaDB under the Companies Act 2014) vote in favour of the scheme of arrangement under the Companies Act 2014, in respect of in aggregate, 47,402,907 MariaDB Shares, representing in aggregate approximately 68.66% of the MariaDB Shares Affected (i.e. the issued share capital of MariaDB) as of June 13, 2024 (being the latest practicable date prior to the publication of the Amended and Restated Offer Document). These undertakings continue to be binding in the event of a competing offer for MariaDB.
Consideration Payable Pursuant to the Offer
See “Item 8. Additional Information — Consideration Payable Pursuant to the Offer” for information regarding the MariaDB Shares and equity-based awards held by non-employee directors and executive officers of MariaDB.
Other Potential Payments Upon Change in Control
See “Item 8. Additional Information — Information Regarding Specified Compensation” for information regarding the potential payments upon a change in control of MariaDB to its executive officers.
Indemnification of Directors and Officers
See “Item 8. Additional Information — Indemnification of Directors and Officers” for information regarding the indemnity arrangements of MariaDB’s directors and executive officers.

Item 4.	The Solicitation or Recommendation
Solicitation/Recommendation
As required under the Irish Takeover Rules due to the conflicts of interest described in this Statement, each of the members of the MariaDB Board has recused himself from taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Thus, due to such conflicts of interest, the Company is unable to take a position with respect to the Offer in accordance with Rule 14(e)-2(a)(3) of the Exchange Act. Instead, IBI Corporate Finance, which has been appointed by the Company as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders. IBI Corporate Finance has concluded that the terms of the Cash Offer are fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and that it would recommend that MariaDB Shareholders should accept the Cash Offer. Please see “—Reasons for IBI Recommendation” below and the “Letter from IBI Corporate Finance Limited (the “IBI Letter”) for further detail.
Background of the Offer and Reasons for IBI Recommendation
Background of the Offer
From July 2023 through early October 2023, the Company engaged in an outreach to, and was contacted by, third parties regarding potential options to replace, refinance or restructure a loan outstanding in the amount of $15.9 million from the European Investment Bank which was scheduled to mature on October 11, 2023. This included outreach by the Company to certain customers, financial institutions, investment banks, private equity firms (including Hale Capital Partners, L.P. (“Hale”)), and investors including current shareholders such as Open Ocean Opportunity Fund I Ky and its affiliates (collectively, “Open Ocean”), and Runa Capital Fund II, L.P., Runa Capital II (GP), Runa Capital Opportunity Fund I, L.P., Runa Capital Opportunity I (GP), and Runa Ventures I Limited (collectively, “Runa”).
From August 2023 through October 2023, the Company engaged in discussions with multiple third parties regarding potential equity financing options to refinance or restructure the Company’s loan from the European Investment Bank (the “EIB Loan”) and provide the Company with liquidity, including Runa and Smartfin, and provided such parties with due diligence information.
On September 6, 2023, following an introduction by an investment bank, Henry Wang, Vice President at K1 and the Company’s Chief Executive Officer, Paul O’Brien, held an initial telephonic conversation as part of K1’s general exploration of opportunities in the enterprise software space. This conversation included a discussion of the funding paths the Company was exploring. No commitment was asked of, or offered by, K1 with respect to the Company’s funding requirements. Mr. O’Brien indicated that the Company would be receptive to K1 maintaining contact with the Company from time to time and Mr. Wang suggested that the parties reconnect in October.
Throughout the period from August 2023 through October 5, 2023, the MariaDB Board held meetings via videoconference, including meetings at which Matheson LLP provided the directors with legal advice regarding their fiduciary duties under Irish law.
On September 15, 2023, Runa publicly announced, in accordance with Rule 2.4 of the Irish Takeover Rules, that on September 14, 2023 it had delivered a letter to the Company which contained a non-binding proposal to acquire 100% of the issued ordinary shares of the Company not owned by Runa at a price of $0.56 per share. Subsequently, on October 10, 2023, Runa announced, in accordance with Rule 2.8 of the Irish Takeover Rules, that it did not intend to make an offer for the Company.
On October 10, 2023, the Company entered into the RPV Note with RPV and used the proceeds to repay the EIB Loan in full. The maturity date of the RPV Note would occur on the earliest of (i) January 10, 2024, (ii) a change of control of the Company, (iii) any breach of any of the documentation relating to the EIB Loan or any demand for repayment of that loan, and (iv) the date on which the RPV Note otherwise became due and payable pursuant to its terms. The terms of the RPV Note restricted the Company, for the period until January 10, 2024, from pursuing or accepting any offer with respect to (x) any recapitalization, reorganization, merger, business combination, purchase, sale, loan, notes issuance, issuance of other indebtedness or other financing or similar transaction or (y) any acquisition by any person or group, which would result in any person or group becoming the beneficial owner of 2% or more of any class of equity interests or voting power or consolidated net income, revenue or assets, of the Company, in each case other than with RPV or Runa. The RPV Note also provided that the number of directors on the MariaDB Board be capped at four persons, and that two of the directors would be persons selected by RPV.

Also on October 10, 2023, promptly following the Company’s entry into the RPV Note, Hal Berenson, Christine Russell, Alex Suh and Theodore Wang resigned from the MariaDB Board and, pursuant to the RPV Note, at the direction of RPV, the Company appointed Yakov “Jack” Zubarev and Michael Fanfant to the MariaDB Board. Mr. Fanfant is a shareholder of Runa, which at the time, beneficially owned approximately 8.00% of the issued ordinary shares in the capital of the Company. As a result, as of October 10, 2023, the members of the MariaDB Board consisted of Mr. Jürgen Ingels, the Chairman of the MariaDB Board, Mr. Paul O’Brien, the Chief Executive Officer of the Company, Michael Fanfant and Yakov “Jack” Zubarev. Mr. Ingels is the co-founder and managing partner of Smartfin. Various funds affiliated with Smartfin are existing shareholders of the Company. Mr. Ingels and Smartfin were, on October 10, 2023, and are shareholders of the Company. Mr. Ingels and Smartfin beneficially own approximately 8.59% of the issued ordinary shares in the capital of the Company as of June 13, 2024 (being the latest practicable date prior to the date of the Amended and Restated Offer Document).
On October 19, 2023, a representative of K1 contacted Mr. O’Brien to request further details on the RPV Note. Mr. O’Brien referred K1 to the public press release regarding the RPV Note.
On December 23, 2023, Runa delivered to the Company a written proposal in the form of a draft term sheet providing for (x) the conversion of the outstanding principal and interest under the RPV Note into convertible preferred shares of the Company and (y) a $15 million cash investment by Runa and other third-party investors in exchange for the issuance of convertible preferred shares of a new class in the capital of the Company; provided, that RPV’s fees and expenses associated with the transaction would be credited against and reduce the cash purchase price to be paid by RPV for the convertible preferred shares (the “Potential RP Transaction”). In aggregate, it was expected that convertible preferred shares with an issue price of approximately $45 million would be issued in the Potential RP Transaction. Based on the post transaction pro forma capitalization information delivered by Runa, it was expected that Open Ocean and Smartfin would participate in the cash investment pursuant to the Potential RP Transaction.
On December 29, 2023, the MariaDB Board held a meeting at which the MariaDB Board determined that the Company should seek an extension of the maturity date under the RPV Note for at least 60 days to allow the Company time to evaluate the Potential RP Transaction with legal representatives and unconflicted and unrelated advisors.
On January 9, 2024, the MariaDB Board held a meeting at which Ms. Roya Shakoori, the Company’s General Counsel, advised that the Company and the MariaDB Board should not sign the term sheet relating to the Potential RP Transaction, due to the conflicts of interest on the MariaDB Board, without independent advisors.
On January 10, 2024, the parties to the RPV Note agreed to extend the stated maturity date of the RPV Note, together with the restrictive covenants thereunder, from January 10, 2024 to January 31, 2024 to provide the Company with additional time to continue negotiating a recapitalization arrangement with Runa. The Company paid RPV a nonrefundable funding fee of $75,000 relating to this amendment. During January and early February, Mr. Ingels, both in his capacity as a member of the MariaDB Board and as the managing partner of Smartfin, and Gordon Caplan, a representative of Ilya Zubarev (the Chairman & Co-founder of Runa) would discuss from time to time the status of the Potential RP Transaction.
On January 11, 2024, in connection with a visit to the Bay Area by certain members of the K1 team that was unrelated to the Company, Mr. Wang and Sujit Banerjee, Managing Director at K1 Operations, met with Mr. O’Brien to discuss K1’s investment mandate and learn more about the history of the Company.
On January 12, 2024, the MariaDB Board held a meeting via videoconference to discuss the directors’ desire to engage independent advisors to evaluate the Potential RP Transaction in light of potential conflicts of interest on the MariaDB Board.
On or around January 19, 2024, in light of the relationship between Company directors Messrs. Fanfant and Zubarev and Runa and RPV and the conflict of interest associated with evaluating and negotiating the Potential RP Transaction, the MariaDB Board formed a special committee the (“Committee”) to evaluate the Potential RP Transaction and alternatives thereto and, ultimately, to make a recommendation to the MariaDB Board. The Maria DB Board appointed Mr. O'Brien and Mr. Ingels to the Committee and empowered the Committee to engage independent advisors to consider the RP Transaction. After considering the conflicts of interest of Mr. Fanfant and Mr. Zubarev in light of their relationship to Runa and RPV, of Mr. O’Brien given his position as Chief Executive Officer of the Company, and of Mr. Ingels’ due to his relationship with Smartfin, the MariaDB Board appointed

Mr. O’Brien and Mr. Ingels to the Committee because each was unrelated to Runa and RPV. The Committee engaged Baker Botts L.L.P. (“Baker Botts”) to serve as legal advisor and KPMG Corporate Finance Limited (“KPMG”) to provide a valuation of the Company’s business in order to enable the Committee to evaluate options available to it in the context of the maturity of the RPV Note.
From January 19, 2024 until March 12, 2024, the Committee met regularly to evaluate the Potential RP Transaction and potential alternative options for the Company and, at the direction of the Committee, Baker Botts engaged in negotiations with McDermott Will & Emery LLP (“McDermott”), counsel to Runa and RPV, regarding terms and conditions of a Potential RP Transaction. During this time period, the Company, Runa, RPV, Baker Botts, IBI Corporate Finance, Matheson LLP, McDermott, and Runa’s external Irish legal counsel, or some or a combination of each, engaged in discussions regarding the terms and conditions of a Potential RP Transaction and began to exchange draft documentation related to the same.
On January 26, 2024, Hale delivered an unsolicited letter to the members of the Committee setting forth an indicative non-binding offer to acquire the entire issued, and to be issued, share capital of the Company in cash at a per-share price of $0.24 per share (the “First Hale Offer”). According to Hale, its offer implied a total enterprise value of the Company of $69.6 million and an equity value of approximately $16.0 million. Under the Irish Takeover Rules, following receipt of the First Hale Offer, the Company was prohibited, without the prior approval of its shareholders or the consent of the Irish Takeover Panel, from taking certain “frustrating actions” while the MariaDB Board had reason to believe that the making of an offer to acquire the Company is or may be imminent. The frustrating actions’ prohibitions are described in more detail in the Section titled “Frustrating Action” in Item 8. As a result, without the prior approval of the Company’s shareholders or the consent of the Irish Takeover Panel, the Company was prohibited from either: (A) implementing the Potential RP Transaction (or entering into an agreement to do so), or (B) extending the Company’s exclusivity obligations under the RPV Note, which were due to expire on January 31, 2024, unless in either case, (i) the indicative offer was withdrawn (or deemed, with Irish Takeover Panel consent, to have been withdrawn) by Hale or (ii) if the indicative offer were to be publicly announced, Hale did not thereafter announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Irish Takeover Rules by not later than 5:00 p.m., New York City time, on the 42nd day following the date of such public announcement.
On January 31, 2024, the RPV Note matured and the Company did not pay the outstanding principal, interest, and other applicable fees or charges due and payable on the RPV Note. In addition, the Company and its subsidiaries, as guarantors under the RPV Note, failed to comply with certain other obligations under the RPV Note. This nonpayment and other noncompliance gave rise to events of default under the RPV Note.
On January 31, 2024, the Irish Takeover Panel granted its consent, as required under the Irish Takeover Rules, to the Company disclosing the First Hale Offer letter, which had not been publicly announced, with RPV and Runa. The Committee proceeded to share the terms of the First Hale Offer with RPV.
On January 31, 2024, the Committee convened a meeting to evaluate the First Hale Offer and the Potential RP Transaction, including the commercial terms that had been agreed in connection with the Potential RP Transaction and legal and strategic risks to the Company in connection with the impending default under the RPV Note. The Committee also explored with counsel process and preparation for commencing proceedings under Chapter 11 of the U.S. bankruptcy code (a “Chapter 11 Process”) in the event no agreement with RPV on a forbearance or the Potential RP Transaction could be reached prior to or at maturity of the RPV Note. At the conclusion of such discussions, the Committee determined to make a recommendation to the MariaDB Board that: (i) the Company reject the First Hale Offer, (ii) the negotiated term sheet regarding the Potential RP Transaction be approved, subject to reaching agreement on the remaining open items, and (iii) the Company should seek a forbearance from RPV until the Potential RP Transaction could be finalized. Shortly thereafter, the MariaDB Board convened a meeting in which the Committee delivered the recommendations described above. The MariaDB Board, having considered the recommendations from the Committee, determined that the First Hale Offer should be rejected and that the Committee should continue to negotiate and finalize the terms of the Potential RP Transaction. Baker Botts then delivered a notice to Hale rejecting the First Hale Offer. Shortly thereafter, Hale delivered to Baker Botts an updated indicative non-binding offer (the “Second Hale Offer” and, together with the First Hale Offer, the “Hale Offer”) whereby Hale reiterated its interest in acquiring the entire issued and to be issued share capital of the Company at the same price of $0.24 per share.

On or around February 3, 2024, the Company re-engaged IBI Corporate Finance from a prior engagement in September 2023, on behalf of the Committee, to act as the Company’s Rule 3 financial advisor under the Irish Takeover Rules in connection with its evaluation of the Potential RP Transaction, the Hale Offer and any other inbound offers.
On February 3, 2024, Tom Godfrey of IBI had a discussion with representatives of Hale to discuss the withdrawal of the Hale Offer.
On February 4, 2024, Mr. Godfrey, in an observer capacity, attended a call between representatives of Hale and Runa where Runa proposed the possibility of participation by Hale in the Potential RP Transaction. On that same day, some or a combination of Mr. Godfrey, Mr. Ingels, Mr. Caplan, and Martin Hale held conference calls to discuss the possible participation of Hale in the Potential RP Transaction and withdrawal of the Hale Offer.
On February 5, 2024, McDermott, delivered a revised term sheet to Baker Botts that added Hale as a $10 million co-investor in the Potential RP Transaction in exchange for convertible preferred shares provided that Hale would withdraw the Hale Offer upon execution of the term sheet by the Company, RPV, and Hale. Under the new terms, the term sheet provided for (x) the conversion of the outstanding principal and interest under the RPV Note into convertible preferred shares of a new class in the capital of the Company and (y) an aggregate anticipated cash investment of $23.5 million from Hale, RPV and other existing shareholders (which was expected to include Open Ocean and Smartfin) in exchange for additional convertible preferred shares with an aggregate issue price of approximately $50 million; provided, that RPV’s fees and expenses associated with the transaction would be credited against and reduce the cash purchase price to be paid by RPV for the convertible preferred shares.
Later that same day, the Company, RPV, and Hale entered into the term sheet and Hale withdrew the Hale Offer. As a result of the withdrawal by Hale of its Hale Offer, the Company was no longer prohibited by the Irish Takeover Rules from entering into the Potential RP Transaction or extending the Company’s exclusivity obligations under the RPV Note. Also on February 5, 2024, the Company and its subsidiaries, as guarantors under the RPV Note, entered a Forbearance Agreement with RPV (the “Forbearance Agreement”) which provided for, among other things, a forbearance from RPV exercising its rights and remedies under the RPV Note until the earlier of: (i) the execution of a definitive agreement to restructure the Company’s obligations under the RPV Note and any amendment or extension of the RPV Note, (ii) 11:59 pm Pacific Time on February 21, 2024, (iii) the occurrence or existence of certain events of default, (iv) initiation of any action by the Company or its subsidiaries, affiliates, or representatives to invalidate or limit the enforceability of certain provisions of the Forbearance Agreement, (v) a breach of the non-solicitation provisions of the Forbearance Agreement and (vi) the occurrence of certain insolvency events.
Under the terms of the Forbearance Agreement, the Company could not, directly or indirectly, initiate, solicit, take any action to facilitate or encourage any inquiries or making of any proposal or any indication of interest from any person or persons (other than RPV) that may constitute, or could be expected to lead to various transactions, which would include an offer for the Company and the Company agreed that certain additional actions taken by or regarding the Company would constitute an immediate event of default under the Forbearance Agreement, the RPV Note and related security documents, without any notice or grace or cure period. These actions include, among other things, any public announcement by a third party regarding a proposed offer or other transaction with the Company that could result in a change of control. Upon the occurrence of an event of default, RPV had the right to declare the principal of and accrued interest on the RPV Note to be immediately due and payable.
On February 15, 2024, Mr. Banerjee delivered to Mr. Ingels, as chairman of the MariaDB Board, an unsolicited proposal letter whereby K1 indicated its interest in exploring an offer to acquire the entire issued, and to be issued, share capital of the Company at a price of $0.55 per share (the “K1 Proposal”). The proposed per share price represented, according to K1, a 189% premium to the closing stock price on February 5, 2024, the last full trading day prior to the announcement of the entry into the Forbearance Agreement, and a 129% premium to the average closing stock price of the 30 trading day period ending February 15, 2024.
On February 15, 2024 and February 16, 2024, the Committee held meetings to discuss the K1 Proposal and determined that the Company should continue to engage in discussions with K1.
Additionally, on February 16, 2024, K1 publicly announced, in accordance with Rule 2.4 of the Irish Takeover Rules, the K1 Proposal which constituted an immediate event of default under the Forbearance Agreement. As a result, the forbearance period under the Forbearance Agreement terminated on February 16, 2024, allowing RPV the right to declare all principal of and accrued interest on the RPV Note to be immediately due and payable. Interest on amounts due under the RPV Note began to accrue at the default rate of 2% above the otherwise-applicable non-default interest rate of 10%. In response to the announcement, a Notice of Default under the RPV Note was delivered to the Company and McDermott communicated that if the Company did not sign the definitive documentation for the Potential RP Transaction that same day, RPV would foreclose on the RPV Note and exercise control over the operating account (the “Operating Account”) of Company’s U.S. subsidiary, MariaDB USA, Inc. pursuant to that certain Deposit Account Control Agreement entered into in connection with the RPV Note, and transfer the funds in the Operating Account to an account controlled by RPV. However, under the Irish Takeover Rules, following receipt of the K1 Proposal, the Company was again prohibited, without the prior approval of its shareholders or the consent of the Irish Takeover Panel, from taking certain “frustrating actions” while the MariaDB Board had reason to believe that the making of an offer to acquire the Company is or may be imminent. As a result, without the prior approval of the Company’s shareholders or the consent of the Irish Takeover Panel, the Company was prohibited from implementing the Potential RP Transaction (or entering into an agreement to do so), unless the K1 Proposal was withdrawn or K1 did not thereafter announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Irish Takeover Rules prior to the expiry of the K1 PUSU Period described below.
As a result of the public announcement of the K1 Proposal, K1 was required, under the Irish Takeover Rules, no later than 5:00 pm, New York City time, on March 29, 2024, being the 42nd day following the K1 announcement (the “K1 PUSU Period”), to either (i) announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Irish Takeover Rules; or (ii) announce that it did not intend to make an offer for the Company. The K1 PUSU Period would be extended only with the consent of the Irish Takeover Panel at the request of the Company. If K1 did not make an offer for the Company in accordance with Rule 2.7 of the Irish Takeover Rules prior to the expiration of the K1 PUSU Period, it would be restricted from making an additional offer for the Company for a period of six months from that time.
On February 17, 2024, affiliates of K1 entered into a non-disclosure agreement with the Company. On the same day, pursuant to the Deposit Account Control Agreement, RPV delivered an Activation Notice to Bank of America exercising control over the Operating Account and instructing Bank of America to deliver the funds in the Operating Account to an account controlled by RPV. The Operating Account was subsequently unfrozen on February 26, 2024, pursuant to instructions from RPV to Bank of America.
During the period following receipt of the K1 Proposal through March 12, 2024, some or a combination of Mr. O’Brien, in his capacity as the Company’s Chief Executive Officer and as a member of the Committee, Conor McCarthy, the Company’s Chief Financial Officer, Baker Botts, Matheson LLP, and IBI Corporate Finance held various conversations with, at different times, some or a combination of Mr. Wang, Mr. Banerjee, George Mansour (Partner at K1), Jordan Wappler (Senior Vice President at K1) and Hagop Boyaci (Vice President at K1), Kirkland & Ellis LLP (“K&E”), external legal advisors to K1, A&L Goodbody LLP (“ALG”), external Irish counsel to K1, and Lazard in connection with K1’s possible offer. These conversations included diligence calls with representatives of management and the broader MariaDB team on certain matters, including financial and tax diligence, legal diligence, technology diligence, organizational structure and design, go-to-market strategy, sales pipeline, renewals forecasts and renewal processes. No transaction agreement (or similar) was ever negotiated by K1 or any of the K1 Group with the Company or any representative of the Company. In addition, during the same period, multiple discussions were had among one or more of the aforementioned representatives of (and advisors to) K1, Baker Botts, and McDermott regarding the Company’s financial situation, the terms of a potential bridge loan as well as a possible Chapter 11 Process and associated debtor-in-possession financing.
During the month of February, 2024, various discussions among some or a combination of Mr. Banerjee and Mr. Wang, K&E, ALG, and Lazard, on the one hand, and RPV and McDermott, on the other hand, took place regarding whether there was any potential arrangement between K1 and RPV (or certain of its affiliates) to be entered into in connection with a financing solution for the Company. Ultimately, K1 and RPV did not reach agreement on any such arrangement and such discussions ceased at the end of February.
During late February through late March, Mr. Wang, Mr. Banerjee, Mr. Mansour and Jordan Wappler (Senior Vice President at K1) held various conversations with certain MariaDB Shareholders chaperoned by Lazard to solicit their opinions on the actions and inactions of the MariaDB Board with respect to the K1 proposal. Certain of those MariaDB Shareholders made clear that while they may be willing to tender into a binding offer from K1, if one were to be made, they did not anticipate taking any other actions in their capacities as MariaDB Shareholders. As part of conversations with MariaDB Shareholders during this period (specifically on or around February 19, 2024), certain MariaDB Shareholders expressed that K1’s non-binding proposal would be more attractive to them if they were offered the opportunity to participate in a rollover type structure. The aforementioned representatives of K1 did not engage, at this time, on the suggestion of a rollover, but ultimately included such an option to certain eligible MariaDB Shareholders to receive, in lieu of the Offer to which they are otherwise entitled, one unlisted, unregistered non-voting Class B unit of Topco, for each MariaDB Share (the “Unlisted Unit Alternative”) as part of its proposal.
During this same period, each of the Committee and the MariaDB Board held various meetings to discuss the Company’s financial situation and the potential inability of the Company to meet its financial obligations, the possibility of commencing a Chapter 11 Process and the potential outcomes for the Company, and the possibility of consummating a transaction pursuant to the K1 Proposal.
On February 20, 2024, Runa filed a Schedule 13-D/A announcing that it had formed a shareholder “group” with Michael (Monty) Widenius, the Company’s founder and former Chief Technology Officer and who, according to the Schedule 13-D/A beneficially owned approximately 0.6% of the Company’s outstanding ordinary shares. The Schedule 13-D/A disclosed that Mr. Widenius had entered into a letter agreement with Runa, whereby he agreed, among other things, to work exclusively with Runa, Smartfin, and Open Ocean with respect to any transaction with the Company. In exchange for such exclusivity, Runa agreed that Mr. Widenius would be provided the opportunity to invest in any transaction between the Company and Runa that involves any form of financing, acquisition or change of control of the Company, including any acquisition of all or a material portion (5% or more) of the assets or equity of the Company or any of subsidiaries.
On February 21, 2024, Yogesh Gupta, CEO of Progress Software Corporation (“Progress”), contacted Mr. O’Brien to discuss a potential indicative offer from Progress to acquire the Company and, on March 1, 2024, the Company and Progress entered into a non-disclosure agreement.
On February 28, 2024, the Committee held a meeting to discuss the K1 Proposal, including the likely inability of K1 to successfully complete an acquisition of the Company due to lack of support from RV, Smartfin, Open Ocean, and Mr. Widenius, and the possibility of the Company commencing a Chapter 11 Process.
On March 4, 2024, the Committee held a meeting where it discussed that neither the Potential RP Transaction nor the K1 Proposal were actionable at the present time due to, among other things, the restrictions under the Irish Takeover Rules and the perceived inability of K1 to successfully complete an acquisition. The Committee recommended that the MariaDB Board commence the making of preparations, solely as a contingency planning matter, for commencing a Chapter 11 Process (the “Contingency Planning Recommendation”). On March 5, 2024, the MariaDB Board held a meeting to discuss the Contingency Planning Recommendation and directed the Committee to prepare a comparative analysis of the Potential RP Transaction, the K1 Proposal, and a Chapter 11 Process.
On March 7, 2024, KPMG presented its valuation analysis of the Company (the “Valuation”) to the Committee and Mr. Godfrey presented to the Committee IBI Corporate Finance’s analysis comparing the implications on the Company’s shareholders of the K1 Proposal, the Potential RP Transaction, and a Chapter 11 Process (the “IBI Corporate Finance Analysis”). The purpose of the Valuation was to enable the Committee to evaluate options available to the Company in light of the Potential RP Transaction and in the context, and on the basis, of the facts that the Company was in default under the RPV Note, was experiencing severe financial distress as a result of such default and its ongoing cash burn and the exclusivity provision in the RPV Note effectively prohibited the Company from pursuing alternative sources of capital. The Valuation indicated that the Company likely had equity value notwithstanding amounts payable under the RPV Note. The IBI Corporate Finance Analysis stated that neither the Potential RP Transaction nor the K1 Proposal were capable of being executed at that time and that, while there was significant risk associated with a potential U.S. Chapter 11 Process, no other solution was available to the Company at that time. This conclusion was based on the fact that execution of the Potential RP Transaction would have constituted a frustrating action under the Irish Takeover Rules and based on shareholder opposition to the K1 Proposal, it appeared the K1 Proposal was not viable.
On March 12, 2024, prior to any determination with respect to the Potential RP Transaction or the K1 Proposal, the MariaDB Board held a meeting and dissolved the Committee. The MariaDB Board also elected to not renew the terms of Mr. O’Brien’s Employment Agreement, dated as of May 26, 2023, and Mr. O’Brien’s employment as Chief Executive Officer of the Company was expected to terminate as of May 26, 2024. On March 13, 2024, upon receipt by Mr. O’Brien of a request in writing signed by each of Messrs. Ingels, Fanfant, and Zubarev, the other directors on the MariaDB Board, for him to resign as a director of the Company, Mr. O’Brien’s office as a director of the Company was vacated with immediate effect.

At its March 12, 2024 meeting, the MariaDB Board further resolved to appoint Chris Creger, a Senior Managing Director of FTI Consulting, Inc. (“FTI”) to serve as its Chief Restructuring Officer to primarily assist with an evaluation of the Company’s cash flows, advise on liquidity opportunities and assess operating business and profitability plans. Mr. Creger was formally engaged pursuant to an engagement letter, effective March 18, 2024, between the Company and FTI.
On March 21, 2024, Runa, Michael (Monty) Widenius, Smartfin, Bart Luyten, Jürgen Ingels, Open Ocean, Patrik Backman, and Ralf Wahlsten filed a Schedule 13-D/A announcing that they had formed a group to collectively express their opposition to the K1 Proposal and that on March 19, 2024, Runa, Open Ocean, and Smartfin delivered a letter to the Company in which they stated their opposition to the K1 Proposal because they did not believe the K1 Proposal was in the best interests of the Company or its shareholders.
On March 24, 2024, at the request of Mr. Banerjee and Mr. Mansour, representatives of Lazard held a call with representatives of RPV where such representatives indicated that RPV would be amenable to selling the RPV Note at a premium to K1. K1’s outreach resulted from a failure of the conversations referred to above during the month of February on a potential financing solution for the Company with RPV and, consequently, the RPV Note, the terms of which were likely incompatible with a successful offer from K1.
On March 25, 2024, K1 submitted a proposal to RPV offering to purchase the RPV Note for cash consideration of $50 million, together with $2 million for RPV’s accrued expenses to such point. Following feedback from representatives of RPV that same day, on March 26, 2024, K1 made a revised proposal, offering to purchase the RPV Note for aggregate total consideration (including accrued expenses of RPV) of $65 million. This proposal was delivered to RPV as a non-binding term sheet containing additional provisions, including a release, resignation of the directors appointed by RPV and certain other matters.
On March 26, 2024, Progress publicly announced, pursuant to Rule 2.4 of the Irish Takeover Rules, that it was considering a possible offer for all the issued, and to be issued, share capital of the Company at a value of $0.60 per share (the “Progress Proposal”).
On March 28, 2024, RPV returned to K1 a markup of the term sheet, increasing the proposed consideration for the RPV Note to $67.1 million, among other changes to the term sheet.
On March 29, 2024, at the formal request of the MariaDB Board, the Irish Takeover Panel consented, pursuant to Rule 2.6(c) of the Irish Takeover Rules, to an extension until 5.00 p.m. (New York time) on April 12, 2024 of the K1 PUSU Period. A further extension, at the request of the MariaDB Board, was granted by the Irish Takeover Panel on April 12, 2024, which extended the K1 PUSU Period until 5:00 p.m., New York City time, on April 22, 2024, and a further extension to 5:00 p.m., New York City time, on April 24, 2024, was granted on April 22, 2024. K1 had requested that the MariaDB Board ask the Irish Takeover Panel for each of these extensions, in order to provide K1 additional time to continue to negotiate the terms of the K1 Proposal.
On April 1, 2024, Mr. Ingels held a call with Mr. Gupta to discuss the background of Progress and the Progress Proposal.
On April 1, 2024, Runa, Michael (Monty) Widenius, Smartfin, Bart Luyten, Jürgen Ingels, Open Ocean, Patrik Backman and Ralf Wahlsten filed a Schedule 13-D/A announcing that on March 27, 2024, they delivered a letter to the Company in which they stated their opposition to the K1 Proposal and the Progress Proposal.
On April 4, 2024, representatives of Smartfin, Open Ocean, and K1 met to discuss the history and background of the Company.
On April 5, 2024, the Irish Takeover Panel granted a derogation from Rules 20.1 and 20.2 of the Irish Takeover Rules to permit K1 to seek irrevocable undertakings from certain Company shareholders prior to the publication of its announcement of a firm intention to make an offer for the Company. On April 9, 2024, at the direction of K1, Lazard began the process of contacting those specified shareholders, in accordance with the terms of the derogation granted by the Irish Takeover Panel which required meetings with those shareholders to be chaperoned by Lazard. During that outreach, certain shareholders expressed a desire to participate in a rollover opportunity, and subsequently the negotiations included discussions of the Unlisted Unit Alternative and whether each Company shareholder wished to elect for that alternative. The negotiation of the irrevocable undertakings to be entered into between K1 and the specific shareholders continued until immediately prior to the release by K1 of the Rule 2.7 announcement on April 24, 2024, of the recommended cash offer to be made by Bidco, an affiliate of K1, for the entire issued and to be issued share capital of the Company. Company shareholders representing approximately 51.53% of the issued ordinary shares in the capital of the Company as of April 24, 2024 executed irrevocable undertakings on April 24, 2024, each in substantially the same form, with only minor deviations. A description of the form of irrevocable undertaking, such minor deviations, and which shareholders executed irrevocable undertakings, is set forth in Section titled “Irrevocables” in Item 6 of the Offer Document.
On April 9, 2024 and April 11, 2024, K&E provided McDermott with initial drafts of the documentation required in connection with the purchase of the RPV Note, including a loan purchase agreement. Between April 9, 2024 and April 24, 2024, K&E and McDermott exchange multiple drafts of the loan purchase related documents and held multiple calls to negotiate the terms of such documents. Provisions negotiated included: (i) the scope of certain restrictive covenants, including the standstill, (ii) the terms of the mutual release, (iii) the representations and warranties, (iv) director and officer “tail coverage” and (v) claims that the former noteholder could retain. As part of the negotiations, the final purchase price was agreed upon as approximately $62.4 million plus approximately $4.5 million comprised of accrued interest under the RPV Note and the transaction expenses of RPV. During this time, as part of these negotiations, Mr. Banerjee and Mr. Mansour and K1’s advisors held multiple conversations with representatives of RPV and its advisors to negotiate the terms of the documentation. The final documentation relating to the purchase of the RPV Note by Topco was executed on April 24, 2024. Pursuant to the terms of the RPV Note, Topco exercised its right to appoint two directors to the MariaDB Board. Consequently, Michael Fanfant and Yakov “Jack” Zubarev resigned as directors of the Company with effect from completion of the acquisition of the RPV Note. George Mansour and Jordan Wappler were appointed to the MariaDB Board as the nominees of the new holder of the RPV Note immediately following the release by K1 of the Rule 2.7 announcement on April 24, 2024.
On April 19, 2024, Progress released a subsequent announcement in accordance with Rule 2.4 of the Irish Takeover Rules re-confirming the Progress Proposal and also stating that, in connection with the closing of the transactions contemplated by its offer, Progress would purchase the RPV Note for $40 million, less any amounts attributable to ownership of the Company’s shares.
On April 24, 2024, Bidco, an affiliate of K1, as manager of K5 Private Investors, L.P., made an announcement in accordance with Rule 2.7 of the Irish Takeover Rules of its firm intention to make the Offer (comprising (i) the recommended Cash Offer and (ii) the Unlisted Unit Alternative), the terms of which are described in more detail in the Section titled “Offer” in Item 2. The announcement included that IBI Corporate Finance had concluded that the terms of the Cash Offer were fair and reasonable and it would recommend that the MariaDB Shareholders should accept the Cash Offer.
On April 26, 2024, Runa, Michael (Monty) Widenius, Smartfin, Bart Luyten, Jürgen Ingels, Open Ocean, Patrik Backman, and Ralf Wahlsten filed a Schedule 13-D/A announcing that on April 24, 2024, (i) Runa and Topco entered into the loan purchase agreement and (ii) Bidco announced the terms of the Offer. In connection with the Offer, Runa, Michael (Monty) Widenius, Smartfin, Jürgen Ingels, Open Ocean, and Patrik Backman entered into Deeds of Irrevocable Undertakings in which they each agreed to accept (i) the Offer or alternatively (if Bidco or certain affiliates of Bidco elect to switch to a scheme of arrangement with respect to the Company under the Irish Companies Act 2014) the scheme of arrangement under the Companies Act 2014 and (ii) other than Runa, elect for the Unlisted Unit Alternative. In connection therewith, Runa, Smartfin, Open Ocean, Bart Luyten, Jürgen Ingels, Patrik Backman, Ralf Wahlsten, and Michael (Monty) Widenius entered into a Letter Agreement in which they agreed to dissolve their group.
On May 1, 2024, the Company engaged Baker Botts to represent the Company in connection with the K1 Proposal and thereafter Baker Botts, Matheson LLP, ALG, and K&E engaged in discussions regarding and exchanged draft documentation to implement the Offer.
On May 2, 2024, Progress announced pursuant to Rule 2.8 of the Irish Takeover Rules that it had no intention to make an offer to acquire the Company.
Following April 24, 2024 until May 24, 2024, K1 obtained additional irrevocable undertakings to accept the Offer from MariaDB Shareholders with respect to an additional 18.09% of the MariaDB Shares Affected (i.e. the issued share capital of MariaDB) as at June 13, 2024.
On May 24, 2024, K1 commenced the Offer and filed its Schedule TO.

On June 17, 2024, Bidco announced that it had exercised the Rollover Withdrawal Right to withdraw the Unlisted Unit Alternative from the Offer (as such right of withdraw is described in the Rule 2.7 announcement issued on April 24, 2024) and issued a press release stating the same.
Reasons for IBI Recommendation
Each of the members of the MariaDB Board has, as required under the Irish Takeover Rules, due to conflicts of interest, recused himself from taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Instead, IBI Corporate Finance, which has been appointed by the Company as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders.
In the context of the background to and reasons for recommending the Cash Offer which are set out in the IBI Letter, IBI Corporate Finance has concluded that the terms of the Cash Offer are fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and that it would recommend that MariaDB Shareholders should accept the Cash Offer. Please see the IBI Letter for further detail.
Intent to Tender
Each of the directors and executive officers of MariaDB will make individual determinations regarding whether to tender their MariaDB Shares in the Offer based upon certain factors and reasons each of them deem individually relevant. To the knowledge of MariaDB after reasonable inquiry, each executive officer, director and affiliate of MariaDB who holds MariaDB Shares currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all MariaDB Shares held of record or beneficially owned by such person or entity in the Offer. Smartfin and Mr. Ingels have given irrevocable undertakings to accept the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used
In connection with Bidco’s solicitation, MariaDB has engaged IBI Corporate Finance’s services to formulate a recommendation. The Company has agreed to pay IBI Corporate Finance an aggregate fee of $435,000. See Item 4.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations to the shareholders of the Company on its behalf with respect to the Offer or related matters.
Item 6.	Interest in Securities of the Subject Company
Securities Transactions
Except as set forth below, no transactions with respect to MariaDB Shares have been effected by MariaDB or, to MariaDB’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement.
Name	Date	Number of MariaDB Shares	Nature of Transaction	Price Per MariaDB Share
Jürgen Ingels	5/11/2024	48,342	Company RSU vest	$0.5080
Item 7.	Purposes of the Transaction and Plans or Proposals
For the reasons discussed in “Item 4. — The Solicitation or Recommendation — Background of the Offer and Reasons for IBI Recommendation — Reasons for IBI Recommendation” above, IBI Corporate Finance has concluded that the terms of the Cash Offer are fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and that it would recommend that MariaDB Shareholders should accept the Cash Offer.
MariaDB periodically engages with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and expects that it may continue, such activity during the pendency of the Offer. MariaDB’s policy has been, and continues to be, not to disclose the existence or content of any discussions or negotiations with third parties (except as may be required by law) as any such disclosure could jeopardize any negotiations that MariaDB may conduct.
Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, MariaDB is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, MariaDB Shares by MariaDB, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving MariaDB or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of MariaDB or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of MariaDB.
Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the MariaDB Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information
Consideration Payable Pursuant to the Offer
MariaDB Shares Held by the Non-Employee Directors and Executive Officers of MariaDB
If the non-employee directors and executive officers of MariaDB tender their MariaDB Shares for purchase pursuant to the Offer, they will receive the same opportunity to receive cash consideration on the same terms and conditions as the other MariaDB Shareholders.
The following table sets forth (1) the number of MariaDB Shares beneficially owned as of June 13, 2024, by each of the Company’s non-employee directors and executive officers, (2) the number of MariaDB Shares underlying outstanding awards under the Employee Share Plans, and (3) the aggregate cash consideration that would be payable for such MariaDB Shares, based on an offer price of $0.55 per MariaDB Share.
Name	Number of MariaDB Shares Beneficially Owned(1)	Number of MariaDB Shares Underlying Awards Under the Employee Share Plans	Aggregate Cash Consideration Payable for MariaDB Shares(2)
Executive Officers
Paul O’Brien	—	1,300,000	$715,000
Conor McCarthy	61,669	375,000	$240,168
Tom Siegel	—	650,000	$357,500
Directors
Jürgen Ingels	5,927,117*	182,291	$3,360,174
George Mansour	—	—	—
Jordan Wappler	—	—	—
(1)
In calculating the number of MariaDB Shares beneficially owned for this purpose, MariaDB Shares underlying outstanding awards under the Employee Share Plans held by each individual are excluded from this column.

(2)	Calculated as the number of MariaDB Shares beneficially owned (including the number of shares underlying outstanding awards under the Employee Share Plans) multiplied by the Offer Price.
*	Includes 48,342 shares held directly by Mr. Ingels and the shareholding of Smartfin. Mr. Ingels is the co-founder and managing partner of Smartfin.
Effect of the Offer on Company Compensatory Awards
MariaDB grants stock options, restricted stock units, restricted stock awards and other equity and equity-based awards to employees, consultants, directors and service providers of MariaDB under the MariaDB plc 2022 Equity Incentive Plan, the MariaDB Corporation Ab Summer 2022 USA Share Option Plan, the MariaDB Corporation Ab Amended and Restated Global Share Option Plan 2017 USA, the MariaDB Corporation Ab Global Share Option Plan 2017, the SkySQL Corporation Ab Global Share Option Plan 2014 USA, SkySQL Corporation Ab Global Share Option Plan 2014, the SkySQL Corporation Ab Global Share Option Plan 2012 USA, the SkySQL Corporation Ab Global Share Option Plan 2012 Europe, the SkySQL Corporation Ab Global Share Option Plan 2010 USA, the SkySQL Corporation Ab Global Share Option Plan 2010 Europe and the SkySQL Corporation Ab Global Share Option Plan 2010 France (collectively, the “Employee Share Plans”). The Employee Share Plans (and amendments thereto) are filed as exhibits to this Statement and incorporated herein by reference. As of June 13, 2024, MariaDB had outstanding stock options and restricted stock units under the Employee Share Plans.
Upon the closing of the Offer, each outstanding stock option to purchase a MariaDB Share (the “Options”), whether vested or unvested, will be automatically cancelled and converted solely into the right to receive an amount in cash equal to (1) the total number of MariaDB Shares subject to the Option immediately prior to the closing of the Offer multiplied by (2) the excess, if any, of the Offer Price over the per share exercise price of such Option, without interest thereon and less applicable withholding taxes. For the avoidance of doubt, at the closing of the Offer, each Option with a per share exercise price equal to or greater than the Offer Price that is outstanding as of immediately prior to the closing of the Offer shall be cancelled without any consideration and shall be of no further force or effect.
Upon the closing of the Offer, each outstanding restricted stock unit with respect to MariaDB Shares (the “RSUs”), whether vested but not yet settled or unvested, will be automatically cancelled and converted solely into the right to receive an amount in cash equal in value to (1) the total number of MariaDB Shares subject to such RSU immediately prior to the closing of the Offer, multiplied by (2) the Offer Price, without interest thereon and less applicable withholding taxes.
Information Regarding Specified Compensation
MariaDB maintains benefit plans and other arrangements that provide enhanced benefits and other rights to MariaDB’s executive officers upon a change in control (which would include consummation of the Offer) or a qualifying termination of employment thereafter. These enhanced benefits and other rights are discussed below.
The equity incentive awards held by executive officers and non-employee directors that are outstanding under the Employee Share Plans immediately prior to the closing of the Offer will be accelerated and cashed out upon the closing of the Offer. See “Item 8. Additional Information — Effect of the Offer on Company Compensatory Awards” for further information regarding the treatment of outstanding equity incentive awards under the Employee Share Plans in connection with the Offer. The amounts in the table below reflect the Offer Price for RSUs. Set forth below are the values of RSUs held by the executive officers and non-employee directors that will be automatically cashed out upon the closing of the Offer. None of the executive officers and non-employee directors hold stock options that will be outstanding immediately prior to the closing of the Offer.
Name	RSUs ($)
Executive Officers
Paul O’Brien	$715,000.00
Conor McCarthy	$206,250.00
Tom Siegel	$357,500.00
Directors
Jürgen Ingels	$100,260.05
George Mansour	—
Jordan Wappler	—
Employment Agreements
MariaDB USA, Inc. (“MariaDB USA”) is party to an employment agreement, dated May 26, 2023, with its Chief Executive Officer, Paul O’Brien that by its terms would have expired on May 26, 2024. On May 30, 2024, Mr. O’Brien and MariaDB USA entered into Amendment No.1 to the Employment Agreement, to be effective as of May 26, 2024, to provide that Mr. O’Brien’s employment shall continue on the terms thereunder on an at-will basis (i.e., Mr. O’Brien’s employment will no longer be for a defined term). Except as described in the preceding sentence, no other material changes were made to the terms of Mr. O’Brien’s employment agreement. Under the terms of the employment agreement, as amended, if within three months prior to or within 12 months after a change of control, Mr. O’Brien’s employment is terminated without cause or Mr. O’Brien resigns for good reason, Mr. O’Brien is eligible to receive the following: (i) a lump sum payment equal to 50% of base salary (disregarding any reduction that forms the basis for a good reason termination); (ii) 50% of annual target bonus; (iii) a lump sum payment equal to six months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards that vest based on continued employment or service. The severance payments and benefits described above would be subject to Mr. O’Brien’s timely execution and non-revocation of a general release and waiver of claims in favor of the Company and MariaDB USA.
MariaDB USA is party to an employment agreement with its Chief Financial Officer, Conor McCarthy. Under Mr. McCarthy’s agreement, if within three months prior to, on or within 12 months after a change of control, Mr. McCarthy’s employment is terminated without cause or Mr. McCarthy resigns for good reason, Mr. McCarthy is eligible to receive the following: (i) a lump sum payment equal to 12 months’ base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) annual target bonus; (iii) a lump sum payment equal to 12 months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards. The severance payments and benefits described above are subject to Mr. McCarthy’s timely execution and non-revocation of a general release of claims in favor of the Company.
MariaDB USA is party to an employment agreement with its Chief Revenue Officer, Thomas Siegal. Under Mr. Siegal’s agreement, if within three months prior to or within 12 months after a change of control, Mr. Siegal’s employment is terminated without cause or Mr. Siegal resigns for good reason, Mr. Siegal is eligible to receive the same severance benefits as described above with respect to Mr. O’Brien’s Agreement, subject to timely execution and non-revocation of a general release and waiver of claims in favor of the Company and MariaDB USA.
Each of the previously described employment agreements provide for a Section 280G “net best cut-back” such that any payments or benefits that the executive receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the “Code”) if such reduction would result in a greater after-tax payment amount for the executive.
Executive Annual Incentive Plan
The MariaDB plc Executive Annual Incentive Plan provides that upon a change of control prior to completion of a performance period, each then outstanding cash award for such performance period will be cancelled and in respect of a cancelled award, a participant will be eligible to receive a pro rata portion of the payment due under the award, calculated by determining the achievement of the applicable performance goal or performance goals based on actual performance as of the end of the fiscal quarter immediately prior to such change of control, and then multiplying this amount by a fraction, the numerator of which is the number of days completed in the performance period prior to the change of control and the denominator of which is the total number of days in the performance period. Such cash amount will be paid within 30 days following the change of control. Closing of the Offer will constitute a change of control for purposes of the plan.
Set forth below are the values of the payments that will be made to each executive officer in connection with the cancellation of their outstanding cash awards in connection with the closing of the Offer pursuant to the terms of the Executive Annual Incentive Plan.
Name	Cash
Executive Officers
Paul O’Brien	$128,415.30
Conor McCarthy	$128,415.30
Tom Siegel	$128,415.30
MariaDB Warrants
MariaDB has issued and outstanding warrants to subscribe for MariaDB Shares at a subscription price of €2.288 per share (the “Kreos Warrants”) and warrants to subscribe for MariaDB Shares at a subscription price of $11.50 per share (the “MariaDB Warrants” together with the Kreos Warrants, the “Warrants”). The Offer is being extended to any MariaDB Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains capable of acceptance, including, without limitation, any MariaDB Shares issued pursuant to the exercise of the Warrants.
Indemnification of Directors and Officers
Subject to exceptions, the Companies Act 2014 does not permit a company to exempt a director or certain officers from, or indemnify a director or officer against, liability in connection with any negligence, default, breach of duty or breach of trust by a director or officer in relation to the company. The exceptions allow a company to (i) purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company; and (ii) indemnify a director or other officer against any liability incurred in defending proceedings, whether civil or criminal (a) in which judgement is given in his or her favor or in which he or she is acquitted or (b) in respect of which an Irish court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.
Pursuant to the constitution of MariaDB adopted on December 16, 2022, and comprised of a memorandum of association and articles of association (the “MariaDB Constitution”), subject to certain limitations and so far as may be permitted by the Companies Act 2014, each director, officer or employee, and each person who is or was serving at the request of MariaDB as a director, officer or employee of another company, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by MariaDB, shall be entitled to be indemnified by MariaDB against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of MariaDB or such other company, partnership, joint venture, trust or other enterprise, and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court. However, any such indemnity shall not be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to MariaDB unless and only to the extent that the courts of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
The MariaDB Constitution does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Irish law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under the MariaDB Constitution, MariaDB can purchase insurance on behalf of any person whom it is required or permitted to indemnify.
Each director and executive officer (as well as certain other officers) of MariaDB entered into a deed of indemnity (collectively, the “deeds of indemnity”) with MariaDB. These deeds of indemnity require MariaDB to indemnify each of the directors and executive officers (as well as the other officers signatory to such agreements), to the fullest extent permitted by Irish law, against damages, losses, liabilities, judgments, penalties, fines, amounts paid in settlement and reasonable expenses incurred in connection with any actual or threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, hearing or investigation to which the indemnitee is a party or other participant, or is threatened to be made a party or other participant, by reason of the fact that such person is or was serving as a director, officer, employee, agent or fiduciary of MariaDB or any of MariaDB’s subsidiaries, or by reason of the fact that such person was serving at MariaDB’s request as a director, officer, employee, agent or fiduciary of another entity. The deeds of indemnity also provide customary rights to advancement of expenses incurred by an indemnitee in connection with such proceedings.
In addition, MariaDB USA, Inc., a Delaware corporation and a wholly owned subsidiary of MariaDB, entered into indemnification agreements with each member of our board of directors and each of our executive officers (as well as certain other officers) that provide them similar rights to indemnification and advancement of expenses from MariaDB USA, Inc., to the fullest extent permitted by Delaware law.
The foregoing summaries are qualified in their entirety to the terms and provisions of such arrangements, which are filed as exhibits to this Statement.
Regulatory Approvals
See Part 1 of Appendix 1 to the Offer Document for more information regarding conditions to the Offer.
Irish Takeover Rules
MariaDB is subject to the Irish Takeover Rules, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish incorporated public limited companies listed on certain stock exchanges, including the NYSE. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. In particular, transactions in which a person or persons acting in concert seek(s) to acquire securities carrying 30% or more of MariaDB’s voting rights (the control threshold under the Irish Takeover Rules) are subject to the Irish Takeover Rules and the jurisdiction of the Irish Takeover Panel.
The Irish Takeover Rules impose obligations on MariaDB and its directors (and on transaction counterparties) in the circumstances of a takeover offer (solicited or unsolicited, recommended or hostile) and other relevant transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field.

The General Principles
The Irish Takeover Rules are based on (and interpreted by the Irish Takeover Panel in accordance with) the following General Principles:
(a)
in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b)
the holders of the securities of the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(c)	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
(d)
false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(e)
a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f)	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and
(g)
a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Minimum Price Requirements and Requirements to Make a Cash Offer
If a person makes a voluntary offer to acquire outstanding MariaDB Shares, the offer price must be no less than the highest price paid for MariaDB Shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.
If the bidder or any person acting in concert with it has acquired MariaDB Shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of MariaDB or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per MariaDB Share must not be less than the highest price paid by the bidder or any person acting in concert with it during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with any person acting in concert with it, has acquired less than 10% of the total ordinary shares of MariaDB in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.
The K1 offer period for MariaDB commenced on February 16, 2024.
Frustrating Action
Without the prior approval of MariaDB Shareholders given at a duly convened general meeting or, in the case of certain actions, the consent of the Irish Takeover Panel, once the MariaDB Board of directors has received an approach which may lead to an offer or while the MariaDB Board has reason to believe that the making of an offer to acquire the Company is or may be imminent, MariaDB is not be permitted to take (and is obliged to ensure that none of its subsidiaries takes) any action (other than seeking alternative offers) which might result in the frustration of that offer or possible offer or in MariaDB Shareholders being denied the opportunity to decide on the merits of that offer or possible offer. These include, without limitation, actions such as (i) the issue of shares, (ii) the issue or grant of options to subscribe for shares, (iii) the creation or issue of securities conferring rights of conversion into shares, (iv) acquisitions or disposals of material assets and (v) entering into contracts other than in the ordinary course of business.

Compulsory Acquisition
Bidco has indicated that, if the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received (i.e., acceptances in respect of at least 80% of the MariaDB Shares Affected) at the expiration time of the Offer (and in all cases within four months of the date of the Original Offer Document), following closing of the Offer, Bidco intends to apply the provisions of Sections 456 to 460 of the Companies Act 2014 to effect a Buy Out.
If the Offer has become binding or been accepted in respect of not less than 80% of MariaDB Shares Affected, Bidco shall be entitled to acquire the beneficial ownership of all, or any, remaining MariaDB Shares Affected from any MariaDB Shareholder who has not accepted the Offer (a “Dissenting MariaDB Shareholder”) on (i) the same terms or (ii) where an application is made to the Irish High Court for relief, on any different terms that the court specifies, but subject to satisfaction of the following conditions:
(a)
Bidco, at any time before the expiration of the period of six months after the date of the publication of the Offer Document, must give notice, in a prescribed form, to the Dissenting MariaDB Shareholder that Bidco desires to acquire the beneficial ownership of the MariaDB Shares held by such person (such notice, being a “Call Notice”); and

(b)	either:
(i)
30 days pass after the date that a Call Notice was given without an application being made to the Irish High Court by the Dissenting MariaDB Shareholder or, following any such application, the Irish High Court nonetheless approves the acquisition; or

(ii)	an application is made to the Irish High Court by the Dissenting MariaDB Shareholder within that period but is withdrawn.
Separately, except in the event Bidco gives a Call Notice to the particular Dissenting MariaDB Shareholder, Bidco is required, within 30 days after the Offer has become binding or been accepted in respect of not less than 80% of MariaDB Shares Affected to give notice of that fact to each of the Dissenting MariaDB Shareholders (such notice, being an “Information Notice”). In such circumstances, Bidco shall be bound to acquire, on the same terms, the beneficial ownership of the MariaDB Shares held by any Dissenting MariaDB Shareholder who, at any time within three months after the date of the giving of the Information Notice, requires Bidco to acquire that person’s shares and the Dissenting MariaDB Shareholder shall be required to sell the MariaDB Shares held by such shareholder.
A Dissenting MariaDB Shareholder may, following receipt of a Call Notice, apply to the Irish High Court for an order permitting that Dissenting MariaDB Shareholder to retain the MariaDB Shares held by that person or varying the terms of the Offer as they apply to that Dissenting MariaDB Shareholder.
Bidco will not be able to avail itself of the statutory process under Irish law to effect a Buy Out unless and until the Offer has become binding or been accepted in respect of not less than 80% of MariaDB Shares Affected by not later than four months after the date of initial publication generally of the Offer to such holders of MariaDB Shares, and otherwise complies with certain additional statutory conditions, as outlined above.
Notwithstanding the Offer being declared unconditional as to acceptances, Bidco and K1 also cannot guarantee that they will be in a position to carry out the Buy Out.
State Takeover Laws
A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, Bidco may be unable to accept MariaDB Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.
Appraisal Rights
Holders of MariaDB Shares do not have dissenters or appraisal rights under the terms of the Offer. For information concerning the Compulsory Acquisition and shareholder rights if Bidco has received acceptances in respect of at least 80% of MariaDB Shares Affected, see the section entitled “Compulsory Acquisition” above.

Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended September 30, 2023, and the Company’s Quarterly Reports on Form 10-Q for the three months ended December 31, 2023, and the three and six months ended March 31, 2024.
Legal Proceedings.
There are no pending legal proceeding challenging the Transactions.
Other lawsuits arising out of the Transactions may be filed in the future.
Cautionary Statement on Forward-Looking Statements
This Statement includes “forward-looking statements”. All statements included in this Statements other than statements of historical fact, including, but not limited to, forecasts or expectations regarding the Transactions are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. Forward-looking statements are based on current expectations and assumptions about future events and currently available information as to the outcome and timing of future events. Such statements are inherently subject to numerous business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond MariaDB’s control. Risks, uncertainties and other factors include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transactions; (ii) the failure of the Transactions to be completed if, pursuant to the Offer, Bidco does not receive acceptances in respect of at least 80% of MariaDB Shares Affected (iii) the failure of the Transactions to be completed for any other reason; (iv) risks related to disruption of management’s attention from MariaDB’s ongoing business operations due to the Transactions; (v) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against MariaDB and others relating to the Transactions; (vi) the risk that the pendency of the Transactions disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the Transactions; (vii) the effect of the announcement of the Transactions on MariaDB’s relationships with its customers, operating results and business generally; and (viii) the amount of the costs, fees, expenses and charges related to the Transactions. You should consider these factors carefully in evaluating the forward-looking statements.
No assurance can be given that such expectations will be correct or achieved or that the assumptions are accurate or that any transaction will ultimately be consummated. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which such statement is made. Should one or more of risks or uncertainties described in this Statement or other important factors, including those discussed under “Risk Factors” in the MariaDB Company’s Form 10-K for the year ended September 30, 2023, as well as the Company’s subsequent filings with the SEC, occur, or should underlying assumptions prove incorrect, MariaDB’s actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Except as otherwise required by applicable law, MariaDB undertakes no obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or circumstances after the date of this report, or otherwise.

Item 9.	Exhibits
(a)(1)(A) —	Amended and Restated Offer Document dated June 24, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Meridian BidCo LLC on June 24, 2024).
(a)(1)(B) —	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Meridian BidCo LLC on June 24, 2024).
(a)(1)(C) —	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Meridian BidCo LLC on June 24, 2024).
(a)(1)(D) —
Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Meridian BidCo LLC on June 24, 2024).

(a)(1)(E) —	Long Form Advertisement as published in The New York Times on May 24, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024).*
(a)(1)(F) —	Opinion of IBI Corporate Finance Limited, dated May 24, 2024 (included herein).*
(a)(1)(G) —
Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 16, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024).*

(a)(1)(H) —
Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on March 13, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024).*

(a)(1)(I) —
Announcement issued pursuant to Rule 2.7 of the Irish Takeover Rules issued on April 24, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on April 24, 2024).*

(a)(1)(J) —
Announcement issued pursuant to Rule 2.9 of the Irish Takeover Rules issued on May 20, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on May 20, 2024).*

(a)(1)(K) —
Announcement issued pursuant to Rule 24.1(b) of the Irish Takeover Rules issued on May 22, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on May 22, 2024).*

(a)(1)(L) —
Announcement Regarding Publication and Posting of Offer Document issued on May 24, 2024 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024).*

(a)(1)(M)	Announcement Regarding Rule 15 Proposals issued on May 31, 2024 (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO-T filed by Meridian BidCo LLC on May 31, 2024).*
(a)(1)(N)	Announcement Regarding Rule 15 Proposals issued on June 7, 2024 (incorporated by reference to Exhibit (a)(1)(M) to the Schedule TO-T filed by Meridian BidCo LLC on June 7, 2024).*
(a)(1)(O)
Announcement Regarding Offer Update: Exercise of Rollover Withdrawal Right and Withdrawal of the Unlisted Unit Alternative from the Offer issued on June 17, 2024 (incorporated by reference to Exhibit (a)(1)(N) to the Schedule TO-T filed by Meridian BidCo LLC on June 17, 2024).*

(e)(1) —	Excerpts from the Company’s Form 10-K/A, dated and filed with the SEC on January 29, 2024.*
(e)(2) —	2022 MariaDB plc Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*
(e)(3) —
MariaDB Corporation Ab Summer 2022 USA Share Option Plan and Form of Agreement (incorporated by reference to Exhibit 10.12 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*

(e)(4) —
MariaDB Corporation Ab Amended and Restated Global Share Option Plan 2017 USA and Form of Option Agreement (incorporated by reference to Exhibit 10.13 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*

(e)(5) —	MariaDB Corporation Ab Global Share Option Plan 2017 (incorporated by reference to Exhibit 99.4 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#*

(e)(6) —	SkySQL Corporation Ab Global Share Option Plan 2014 USA (incorporated by reference to Exhibit 10.14 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*
(e)(7) —	SkySQL Corporation Ab Global Share Option Plan 2014 (incorporated by reference to Exhibit 99.6 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#*
(e)(8) —	SkySQL Corporation Ab Global Share Option Plan 2012 USA (incorporated by reference to Exhibit 99.7 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#*
(e)(9) —	SkySQL Corporation Ab Global Share Option Plan 2012 Europe (incorporated by reference to Exhibit 99.8 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#*
(e)(10) —	SkySQL Corporation Ab Global Share Option Plan 2010 USA (incorporated by reference to Exhibit 99.9 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#*
(e)(11) —	SkySQL Corporation Ab Global Share Option Plan 2010 Europe (incorporated by reference to Exhibit 99.10 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#*
(e)(12) —	SkySQL Corporation Ab Global Share Option Plan 2010 France (incorporated by reference to Exhibit 99.11 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#*
(e)(13) —	Form of Deed of Indemnification (incorporated by reference to Exhibit 10.4 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*
(e)(14) —	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*
(e)(15) —	Amended MariaDB Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).*
(e)(16) —
Employment Agreement by and between MariaDB USA, Inc. and Paul O’Brien (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed May 30, 2023).#*

(e)(17) —
Employment Agreement by and between MariaDB USA, Inc. and Conor McCarthy (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed April 26, 2023).#*

(e)(18) —
Employment Agreement by and between MariaDB USA, Inc. and Thomas Siegal (incorporated by reference to Exhibit 10.4 to MariaDB plc’s Quarterly Report on Form 10-Q (File No. 001-41571) filed August 14, 2023).#*

(g) —	Not applicable.
*	Previously filed.
#	Indicates a management contract or any compensatory plan, contract or arrangement.
Irish Takeover Rules Responsibility Statement
In accordance with Rule 19.2 of the Irish Takeover Panel Act 1997, Takeover Rules, 2022, the directors of the Company accept responsibility for the information contained in this Schedule 14D-9. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Schedule 14D-9 is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
MARIADB PLC

Date: June 24, 2024	By:	/s/ Paul O’Brien
		Name:	Paul O’Brien
		Title:	Chief Executive Officer

ANNEX A
ADDITIONAL INFORMATION (AS REQUIRED BY THE IRISH TAKEOVER RULES)
1	FIRST RESPONSE CIRCULAR
This document (including the IBI Letter, the Statement and the Annexes) constitutes the “first response circular” (as defined in Rule 25.1 of the Irish Takeover Rules) to the Offer, as amended and restated on the terms herein.
2	RESPONSIBILITY
2.1
The directors of MariaDB, whose names are set out in paragraph 3 below, accept responsibility for the information contained in this document other than the IBI Letter. To the best of the knowledge and belief of the directors of MariaDB (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.2
IBI Corporate Finance accepts responsibility for the information contained in the IBI Letter. To the best of the knowledge and belief of IBI Corporate Finance (having taken all reasonable care to ensure that such is the case), the information contained in the IBI Letter for which IBI Corporate Finance accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

3	THE MARIADB DIRECTORS
The directors of MariaDB and their respective positions are as follows:
Name	Position
Jürgen Ingels	Non-Executive Director and Chair
George Mansour	Non-Executive Director
Jordan Wappler	Non-Executive Director
4	CONFLICTS OF INTERESTS AND THE IBI RECOMMENDATION
4.1
Each of the directors of MariaDB has, as required under the Irish Takeover Rules, due to conflicts of interest, recused himself from taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Instead, IBI Corporate Finance, which has been appointed by the Company to act as independent financial advisor to MariaDB under Rule 3 of the Irish Takeover Rules, has, in that capacity, taken responsibility for considering the Offer and formulating an appropriate recommendation to be made to MariaDB Shareholders. It is in the context of the background to and reasons for recommending the Cash Offer which are set out in the IBI Letter that IBI Corporate Finance has concluded that the terms of the Cash Offer are fair and reasonable so far as the interest of the MariaDB Shareholders are concerned and that it would recommend that MariaDB Shareholders should accept the Cash Offer.

4.2
Each of George Mansour and Jordan Wappler were appointed to the board of MariaDB as the nominees of Topco pursuant to the terms of the RPV Note (which was acquired by Topco from RPV on April 24, 2024). Topco is the parent of Bidco and Mr. Mansour and Mr. Wappler are currently employees of K1 and its affiliates. By virtue of the conflicts of interests arising from the foregoing, and as required by the Irish Takeover Rules, Mr. Mansour and Mr. Wappler have recused themselves from communicating and taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders. Mr. Ingels is the co-founder and managing partner of Smartfin. Mr. Ingels and funds affiliated with Smartfin are existing shareholders of MariaDB, holding approximately 8.59% of the issued share capital of MariaDB as of June 13, 2024 (being the latest practicable date prior to the date of the Amended and Restated Offer Document) and have given irrevocable undertakings to accept the Offer. By virtue of the conflicts of interests arising from the foregoing, and as required by the Irish Takeover Rules, Mr. Ingels has similarly recused himself from communicating and taking part in the formulation and communication of advice on the Offer to MariaDB Shareholders.

5	VIEWS OF THE MARIADB BOARD AS REQUIRED BY RULE 25.3
5.1
The Irish Takeover Rules require the MariaDB Board to provides their views on (a) the effects of implementation of the Offer on all of MariaDB’s interests including, specifically, employment; and (b) Bidco’s strategic plans for MariaDB and their likely repercussions on employment and on the locations of MariaDB’s places of business, as set out in the Offer Document.

5.2
As set out in the Offer Document, the MariaDB Board welcomes K1 and Bidco’s intentions for the future business of MariaDB and its subsidiaries, in particular, the focus on organic growth opportunities and key operational initiatives to position the company for sustainable long-term growth.

5.3
Furthermore, the MariaDB Board notes K1 and Bidco’s plan to work with MariaDB’s senior management to review the operating performance of the business and align on operational best practices to implement in order to accelerate MariaDB’s growth and operating profitability and over the long term, create greater employment opportunities for existing and prospective team members, and the prospect that certain corporate functions related to MariaDB’s status as a publicly traded company may no longer be required or may be reduced in size to reflect MariaDB ceasing to be a public company. The MariaDB Board welcomes K1 and Bidco’s confirmation that they do not have any intention of making material changes to the balance of skills and functions of MariaDB and do not expect their review to result in a material headcount reduction in the aggregate once implemented.

5.4
The MariaDB Board welcome K1 and Bidco’s confirmation that they intend to fully safeguard existing contractual and employment rights of MariaDB employees and that these will be respected in accordance with applicable law.

5.5
The MariaDB Board notes that K1 and Bidco intend to review the management, governance and incentive structures of MariaDB and have not agreed to any form of incentivisation arrangements with members of MariaDB’s management.

5.6
The MariaDB Board also welcomes K1 and Bidco’s confirmation that they do not have plans to change the locations of business, headquarters or headquarters functions of MariaDB and intend to defer to any such decisions that may have been made by existing management, if any, and that K1 and Bidco do not intend to redeploy the fixed assets of MariaDB but may, in the future, consider and implement strategic alternatives concerning certain assets owned by MariaDB and locations of the business and headquarters.

6	INTERESTS, SHORT POSITIONS, DEALINGS AND ARRANGEMENTS
6.1	General
For the purpose of this paragraph 6:
two or more persons are deemed to be “acting in concert” as respects the Offer if they cooperate on the basis of an agreement, either express or tacit, either oral or written, aimed at:
(a)	either:
(i)	the acquisition by any one or more of them of securities in MariaDB; or
(ii)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in MariaDB held by any one or more of them; or
(b)	either:
(i)	acquiring control of MariaDB; or
(ii)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of MariaDB; or
and “concert parties” shall be construed accordingly;
“arrangement” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature between two or more persons, relating to relevant securities which is or may be an inducement to one or more of such persons to deal or refrain from dealing in such securities;
a company shall be deemed to be an “associated company” of another company if that other company owns or controls 20% or more of the equity share capital of the first mentioned company;

“control” means the holding, whether directly or indirectly, of securities of MariaDB that confer in aggregate not less than 30% or more of the voting rights in MariaDB;
“derivative” includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;
“disclosure date” means June 13, 2024, being the latest practicable date prior to the date of this document;
“exempt fund manager” means a discretionary fund manager which has been recognised by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;
“exempt principal trader” means a principal trader which is recognised by the Irish Takeover Panel as an exempt principal trader for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the withdrawal of such recognition;
for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”:
(a)	that person shall be deemed to have an “interest”, or to be “interested”, in that security if and only if that person has a “long position” in that security;
(b)	a person who has only a “short position” in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;
(c)	a person shall be deemed to have a “long position” in a relevant security if that person directly or indirectly:
(i)	owns that security; or
(ii)	has the right or option to acquire that security or to call for its delivery; or
(iii)	is under an obligation to take delivery of that security; or
(iv)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security; or
to the extent that none of sub-paragraphs (i) to (iv) of this definition applies to that person, if that person:
(v)	will be economically advantaged if the price of that security increases; or
(vi)	will be economically disadvantaged if the price of that security decreases, irrespective of:
(1)
having such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(2)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise, provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accepts an offer) shall not, by virtue only of sub-paragraphs (ii) or (iii) of this definition, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment; and
(d)	a person shall be deemed to have a “short position” in a relevant security if that person directly or indirectly:
(i)	has the right or option to dispose of that security or to put it to another person; or
(ii)	is under an obligation to deliver that security to another person; or
(iii)
is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person; or

to the extent that none of sub-paragraphs (i) to (iii) above applies to that person, if that person:
(iv)	will be economically advantaged if the price of that security decreases; or
(v)	will be economically disadvantaged if the price of that security increases, irrespective of:
(1)
how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(2)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;
references to a director being “interested” in relevant securities shall also be interpreted in the manner described in Chapter 5 of Part 5 of the Companies Act 2014;
“former relevant MariaDB directors” means Mr. Michael Fanfant and Mr. Yakov “Jack” Zubarev, being former directors of MariaDB who are considered for the purposes of Rule 25.4(d) of the Irish Takeover Rules to have resigned as part of the arrangements leading to the Offer being made;
“relevant Bidco securities” means
(a)	equity share capital of Bidco;
(b)	securities of Bidco which confer on their holders substantially the same rights as are conferred by any securities to be issued by Bidco as consideration under the Offer; and
(c)
any securities or any other instruments of Bidco conferring on their holders rights to convert into or subscribe for any new securities of the type listed in sub-paragraphs (a) and (b) of this definition;

“relevant MariaDB securities” means:
(a)	securities of MariaDB which are the subject of the Offer or which confer voting rights;
(b)	equity share capital of MariaDB; and
(c)
any securities or any other instruments of MariaDB conferring on their holders rights to convert into or subscribe for any new securities of the type listed in sub-paragraphs (a) and (b) of this definition;

“relevant period” means the period commencing on February 16, 2024 (being the date of commencement of the Offer Period) and ending on the disclosure date;
“relevant securities” means relevant MariaDB securities and relevant Bidco Securities; and
“subsidiary” has the meaning given to that term in section 7 of the Companies Act 2014.
6.2	Interests and short positions in relevant Bidco securities
(a)
As at the close of business on the disclosure date, no director of MariaDB (nor any person whose interests would be treated as interests of any such director under Chapter 5 of Part of the Companies Act 2014) was interested, or held any short positions, in any relevant Bidco securities.

(b)
As at the close of business on the disclosure date, no former relevant MariaDB director (nor any person whose interests would be treated as interests of any such director under Chapter 5 of Part of the Companies Act 2014) was interested, or held any short positions, in any relevant Bidco securities.

(c)	As at the close of business on the disclosure date, neither MariaDB nor any subsidiary or associated company of MariaDB was interested, or held any short positions, in any relevant Bidco securities.
(d)
As at the close of business on the disclosure date, no trustee of any pension scheme (other than an industry-wide scheme) in which MariaDB or any subsidiary of MariaDB participates were interested, or held any short positions, in any relevant Bidco securities.

(e)
As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with MariaDB was interested, or held any short positions, in any relevant Bidco securities.

(f)
As at the close of business on the disclosure date, neither IBI Corporate Finance (financial advisor to MariaDB) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as IBI Corporate Finance, was interested, or held any short positions, in any relevant Bidco securities.

(g)
As at the close of business on the disclosure date, neither FTI Consulting, Inc. (restructuring advisor to MariaDB) nor any person controlling, controlled by, or under the same control as FTI Consulting, Inc., was interested, or held any short positions, in any relevant Bidco securities.

(h)
As at the close of business on the disclosure date, no partner or member of the professional staff of Matheson LLP (Irish legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant Bidco securities.

(i)
As at the close of business on the disclosure date, no partner or member of the professional staff of Baker Botts L.L.P. (U.S. legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant Bidco securities.

(j)
As at the close of business on the disclosure date, no partner or member of the professional staff of Perkins Coie LLP (U.S. legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant Bidco securities.

(k)
As at the close of business on the disclosure date, no partner or member of the professional staff of Manatt, Phelps & Phillips LLP (U.S. legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant Bidco securities.

(l)
As at the close of business on the disclosure date, other than as disclosed in this paragraph 6.3, no other person acting in concert (including deemed to be acting in concert) with MariaDB was interested, or held any short positions, in any relevant Bidco securities.

6.3	Interests and short positions in relevant MariaDB securities
(a)
As at the close of business on the disclosure date, the directors of MariaDB (including persons whose interests would be treated as interests of such directors under Chapter 5 of Part of the Companies Act 2014) were interested in the following MariaDB Shares:

Name	Number of MariaDB Shares
Mr. Jürgen Ingels	5,927,117*
Mr. Jordan Wappler	Nil
Mr. George Mansour	Nil
*	Includes 48,342 shares held directly by Mr. Ingels and the shareholding of Smartfin. Mr. Ingels is the co-founder and managing partner of Smartfin.
(b)
As at the close of business on the disclosure date, the former relevant MariaDB directors (including persons whose interests would be treated as interests of such directors under Chapter 5 of Part of the Companies Act 2014) were interested in the following MariaDB Shares:

Name	Number of MariaDB Shares
Mr. Michael Fanfant	5,269,012**
Mr. Yakov “Jack” Zubarev	Nil
**
Represents 2,557,043 MariaDB Shares beneficially owned by Runa Capital Fund II L.P., 1,992,618 MariaDB Shares beneficially owned by Runa Capital Opportunity Fund I, L.P., and 719,351 MariaDB Shares beneficially owned by Runa Ventures I Limited. For the avoidance of doubt, no such MariaDB Shares are owned by Mr. Fanfant.

(c)	As at the close of business on the disclosure date, Mr. Jürgen Ingels held equity awards in the form of RSUs granted under the Employee Share Plans entitling him to be issued 182,291 MariaDB Shares.

(d)
Save as described in paragraphs (a) and (b) above, as at the close of business on the disclosure date, no director of MariaDB or no former relevant MariaDB director (nor any person whose interests would be treated as interests of any such director under Chapter 5 of Part of the Companies Act 2014) was interested, or held any short positions, in any relevant MariaDB securities.

(e)	As at the close of business on the disclosure date, neither MariaDB nor any subsidiary or associated company of MariaDB was interested, or held any short positions, in any relevant MariaDB securities.
(f)
As at the close of business on the disclosure date, no trustee of any pension scheme (other than an industry-wide scheme) in which MariaDB or any subsidiary of MariaDB participates were interested, or held any short positions, in any relevant MariaDB securities.

(g)
As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with MariaDB was interested, or held any short positions, in any relevant MariaDB securities.

(h)
As at the close of business on the disclosure date, neither IBI Corporate Finance (financial advisor to MariaDB) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as IBI Corporate Finance, was interested, or held any short positions, in any relevant MariaDB securities.

(i)
As at the close of business on the disclosure date, neither FTI Consulting, Inc. (restructuring advisor to MariaDB) nor any person controlling, controlled by, or under the same control as FTI Consulting, Inc., was interested, or held any short positions, in any relevant MariaDB securities.

(j)
As at the close of business on the disclosure date, no partner or member of the professional staff of Matheson LLP (Irish legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant MariaDB securities.

(k)
As at the close of business on the disclosure date, no partner or member of the professional staff of Baker Botts L.L.P. (U.S. legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant MariaDB securities.

(l)
As at the close of business on the disclosure date, no partner or member of the professional staff of Perkins Coie LLP (U.S. legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant MariaDB securities.

(m)
As at the close of business on the disclosure date, no partner or member of the professional staff of Manatt, Phelps & Phillips LLP (U.S. legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022 was interested, or held any short positions, in any relevant MariaDB securities.

(n)
As at the close of business on the disclosure date, other than as disclosed in this paragraph 6.3, no other person acting in concert (including deemed to be acting in concert) with MariaDB was interested, or held any short positions, in any ,relevant MariaDB securities.

6.4	Dealings in relevant Bidco securities
(a)
During the relevant period, there were no dealings in relevant Bidco securities by directors of MariaDB (and persons whose interests would be treated as interests of such directors under Chapter 5 of Part of the Companies Act 2014).

(b)
During the relevant period, there were no dealings in relevant Bidco securities by former relevant MariaDB directors (and persons whose interests would be treated as interests of such directors under Chapter 5 of Part of the Companies Act 2014).

(c)	During the relevant period, there were no dealings in relevant Bidco securities by MariaDB or any subsidiary or associated company of MariaDB.

(d)
During the relevant period, there were no dealings in relevant Bidco securities by any trustee of any pension scheme (other than an industry-wide pension scheme) in which MariaDB or any subsidiary of MariaDB participates.

(e)	During the relevant period, there were no dealings in relevant Bidco securities by any fund manager (other than an exempt fund manager) connected with MariaDB.
(f)
During the relevant period, there were no dealings in relevant Bidco securities by IBI Corporate Finance (financial advisor to MariaDB) or persons (other than exempt principal traders or exempt fund managers) controlling, controlled by, or under the same control as IBI Corporate Finance.

(g)
During the relevant period, there were no dealings in relevant Bidco securities by FTI Consulting, Inc. (restructuring advisor to MariaDB) or persons controlling, controlled by, or under the same control as FTI Consulting, Inc.

(h)
During the relevant period, there were no dealings in relevant Bidco securities by any partner or member of the professional staff of Matheson LLP (Irish legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(i)
During the relevant period, there were no dealings in relevant Bidco securities by any partner or member of the professional staff of Baker Botts L.L.P. (US legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(j)
During the relevant period, there were no dealings in relevant Bidco securities by any partner or member of the professional staff of Perkins Coie LLP (US legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(k)
During the relevant period, there were no dealings in relevant Bidco securities by any partner or member of the professional staff of Manatt, Phelps & Phillips, LLP (US legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(l)
Save as disclosed in this paragraph, during the relevant period, there were no dealings in relevant Bidco securities by MariaDB or any other person acting in concert (or deemed to be acting in concert) with MariaDB.

6.5	Dealings in relevant MariaDB securities
(a)	On May 11, 2024, RSUs entitling Jürgen Ingels, a director of the Company, to be issued 48,342 MariaDB Shares vested and the relevant number of MariaDB Shares were subsequently issued to Mr. Ingels.
(b)
Save as disclosed in paragraph (a), above, during the relevant period, there were no dealings in relevant MariaDB securities by directors of MariaDB (and persons whose interests would be treated as interests of such directors under Chapter 5 of Part of the Companies Act 2014).

(c)
During the relevant period, there were no dealings in relevant MariaDB securities by former relevant MariaDB directors (and persons whose interests would be treated as interests of such directors under Chapter 5 of Part of the Companies Act 2014).

(d)
During the period commencing on February 16, 2023 (being the date 12 months prior to the commencement of the Offer Period) and ending on the disclosure date, MariaDB did not redeem or purchase any relevant MariaDB securities;

(e)
During the relevant period, there were no dealings in relevant MariaDB securities by any trustee of any pension scheme (other than an industry-wide pension scheme) in which MariaDB or any subsidiary of MariaDB participates.

(f)	During the relevant period, there were no dealings in relevant MariaDB securities by any fund manager (other than an exempt fund manager) connected with MariaDB.

(g)
During the relevant period, there were no dealings in relevant MariaDB securities by IBI Corporate Finance (financial advisor to MariaDB) or persons (other than exempt principal traders or exempt fund managers) controlling, controlled by, or under the same control as IBI Corporate Finance.

(h)
During the relevant period, there were no dealings in relevant MariaDB securities by FTI Consulting, Inc. (restructuring advisor to MariaDB) or persons controlling, controlled by, or under the same control as FTI Consulting, Inc.

(i)
During the relevant period, there were no dealings in relevant MariaDB securities by any partner or member of the professional staff of Matheson LLP (Irish legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(j)
During the relevant period, there were no dealings in relevant MariaDB securities by any partner or member of the professional staff of Baker Botts L.L.P. (US legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(k)
During the relevant period, there were no dealings in relevant MariaDB securities by any partner or member of the professional staff of Perkins Coie LLP (US legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(l)
During the relevant period, there were no dealings in relevant MariaDB securities by any partner or member of the professional staff of Manatt, Phelps & Phillips, LLP (US legal advisor to MariaDB) who is actively engaged in relation to the Offer or who is otherwise customarily engaged in the affairs of MariaDB or who has been engaged in those affairs since February 16, 2022.

(m)
Save as disclosed in this paragraph, during the relevant period, there were no dealings in relevant MariaDB securities by MariaDB or any other person acting in concert (or deemed to be acting in concert) with MariaDB.

6.6	No arrangements
Neither MariaDB nor, so far as the directors of MariaDB are aware, any person acting in concert with MariaDB has any arrangement with any other person in relation to relevant securities.
7	DIRECTORS’ SERVICE CONTRACTS
No director has a current service contract with MariaDB or any of its subsidiaries or associated companies. No director had a prior service contract with MariaDB or any of its subsidiaries or associated companies which was amended in the six months prior to the date of this document.
8	FINANCIAL INFORMATION ON MARIADB
Save as disclosed in MariaDB’s reports as filed or furnished with the SEC under the Exchange Act from time to time, the directors of MariaDB are not aware of any material change in the financial or trading position of MariaDB since March 31, 2024 (the date to which the MariaDB’s last published Quarterly Report (including MariaDB’s quarterly accounts) on Form 10-Q was prepared). Such Form 10-Q was filed with the SEC on May 15, 2024.
9	MATERIAL CONTRACTS
The following contracts (not being contacts entered into in the ordinary course of business) have been entered by MariaDB and its subsidiaries since February 16, 2022, the date that is two years prior to the commencement of the Offer Period and are or may be material.
9.1	Business Combination Agreement
On December 16, 2022, MariaDB Corporation Ab, a Finnish private limited liability company (“Legacy MariaDB”), Angel Pond Holdings Corporation, a Cayman Islands exempted company (“APHC”), the Company, and Meridian MergerSub Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), consummated the closing of the transactions contemplated by the Business

Combination Agreement dated January 31, 2022, by and among Legacy MariaDB, APHC, the Company and Merger Sub (dated as of December 9, 2022, the “Merger Agreement”), following related approvals at an extraordinary general meeting of APHC’s shareholders held on November 22, 2022 (the “Special Meeting”).
Pursuant to the Merger Agreement, (i) Merger Sub merged with and into APHC, with APHC continuing as the surviving entity and a wholly-owned subsidiary of the Company (the “Irish Domestication Merger”), and (ii) Legacy MariaDB then merged with and into the Company, with the Company continuing as the surviving entity (the “Merger”).
9.2	Amendment No.1 to the Business Combination Agreement
On December 9, 2022, APHC entered into an Amendment No. 1 to Business Combination Agreement (the “BCA Amendment”) to amend the Merger Agreement.
The BCA Amendment amended the Merger Agreement to, among other things, provide for the treatment of the Kreos Warrants in connection with the Merger.
9.3	Warrant Amendment Agreement / Post-Amendment Assignment and Assumption Agreement
In connection with the closing of the Merger, APHC entered into that certain Warrant Amendment Agreement, dated December 16, 2022 (the “Warrant Amendment”), by and among APHC, Continental Stock Transfer & Trust Company, as existing warrant agent (“Continental”), Computershare Inc. and its affiliate, Computershare Trust Company N.A.,(together with Computershare Inc., “Computershare”). In addition, APHC, MariaDB and Computershare entered into a Post-Amendment Assignment and Assumption Agreement, dated as of December 16, 2022 (“Warrant Assignment Agreement”). The Warrant Amendment, which amended that certain Warrant Agreement, dated as of May 18, 2021 between APHC and Continental (the “Warrant Agreement”), appointed Computershare as the successor warrant agent for the MariaDB Warrants, among other actions. Pursuant to the Warrant Assignment Agreement, the parties thereto acknowledged the automatic assignment to MariaDB of APHC’s rights under, and the assumption by MariaDB of APHC’s obligations under, the Warrant Agreement, as amended by the Warrant Amendment.
9.4	PIPE Subscription Agreement
At the closing of the Merger, certain persons (the “PIPE Investors”) purchased from MariaDB an aggregate of 1,915,790 MariaDB Shares (the “PIPE Shares”), for a purchase price of $9.50 per share and an aggregate purchase price of $18,200,000, pursuant to subscription agreements entered into and effective as of January 31, 2022 (the “Subscription Agreements”). Pursuant to the Subscription Agreements, the Company granted certain registration rights to the PIPE Investors with respect to the PIPE Shares. The sale of the PIPE Shares was consummated concurrently with the closing of the Merger.
The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, the Company was required to, within 30 business days after the closing of the Merger, submit to or file with the SEC a registration statement registering the resale of the shares purchased in the PIPE Investment. Additionally, the Company was required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day following the filing date thereof (the “Effectiveness Deadline”), provided the Effectiveness Deadline shall be extended to the 120th calendar day following the filing date thereof if the registration statement is reviewed by, and comments thereto are provided from, the SEC, and the Company were to use commercially reasonable efforts to have the registration statement declared effective within ten business days of receipt of a SEC notice that the registration statement would not be “reviewed.” The Company were required to use commercially reasonable efforts to keep the registration statement effective until the earliest to occur of: (i) two years from the date of issuance of the subscribed shares, (ii) the date on which all of the subscribed shares have been sold or (iii) the first date on which the PIPE Investors could sell all of their subscribed shares (or shares received in exchange therefor) under Rule 144 of the Securities Act of 1933 (the “Securities Act”) without limitation as to the manner of sale or the amount of such securities that may be sold.
9.5	Amended and Restated Warrant Agreement
In connection with the Merger, Legacy MariaDB, MariaDB and Kreos Capital IV (“Kreos”) entered into that certain Assumption, Amendment and Restatement Agreement, dated as of September 8, 2022 (the “Kreos Warrant Amendment”). Pursuant to the Kreos Warrant Amendment, MariaDB assumed Legacy MariaDB’s rights and obligations under that certain Warrant Agreement dated as of December 14, 2014 between Legacy MariaDB and Kreos pursuant to which Legacy MariaDB issued to Kreos certain warrants to purchase Series B Preferred Shares of Legacy MariaDB (the “Original Kreos Warrant Agreement”) and the Original Kreos Warrant Agreement was amended and restated in its entirety to, among other things, confer upon Kreos rights to subscribe for an aggregate 190,550 MariaDB Shares at an exercise price of €2.29 per share (the “Kreos Warrants”). The Amended and Restated Warrant Agreement (the “Kreos Amended and Restated Warrant Agreement”), by and among Legacy MariaDB, MariaDB and Kreos, became effective as of December 16, 2022. The Kreos Warrants are exercisable until May 16, 2026, may be exercised for cash or on a cashless basis, and otherwise are on terms and conditions that are customary for similar instruments.
9.6	Lock Up Agreement
In connection with the closing of the Merger, MariaDB, Angel Pond Partners LLC, APHC, certain executive officers and directors of Legacy MariaDB and APHC, and certain other equity holders of Legacy MariaDB and APHC, entered into a lock-up agreement (the “Lock-Up Agreement”) which became effective upon the consummation of the Merger, pursuant to which, subject to certain exceptions, such holders agreed that they would not sell, dispose of, or otherwise transfer the MariaDB Shares received pursuant to the transactions contemplated by the Merger Agreement and certain other securities of the Company until the earliest to occur of (i) 180 days after the date of the closing of the Merger (which was June 14, 2023) , or (ii) the date on which the Company completes a subsequent liquidation, merger, stock exchange, reorganization, tender offer or other similar transaction that results in all of the Company’s shareholders having the right to exchange their MariaDB Shares for cash, securities or other property.
9.7	Registration Rights Agreement
In connection with the closing of the Merger, the Company entered into a Registration Rights Agreement with Angel Pond Partners LLC, its principals (Theodore Wang and Lionyet International Ltd.), certain directors and executive officers of Legacy MariaDB and APHC, and certain other equity holders of Legacy MariaDB and APHC (the “Registration Rights Agreement”), pursuant to which the signatories and their permitted assigns are entitled to, among other things, certain registration rights with respect to their MariaDB Shares and other MariaDB securities. Pursuant to the Registration Rights Agreement, the Company is required to register for resale the securities held by the MariaDB equity holders party to the agreement. Such holders are also entitled to certain demand and “piggy-back” registration rights on the terms and conditions set forth in the Registration Rights Agreement. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.
9.8	Employment Agreement – Conor McCarthy
On April 6, 2023, MariaDB appointed Conor McCarthy as the Company’s Chief Financial Officer, effective as of April 10, 2023. On March 31, 2023, MariaDB USA entered into an employment agreement with Conor McCarthy (the “Employment Agreement”). The Employment Agreement provides for: (i) an annual base salary of $350,000 per year; (ii) participation in MariaDB USA’s annual incentive program with a target bonus of $200,000 per year; (iii) participation in the employee benefit plans and programs maintained by the Company for the benefit of the Company’s similarly situated employees; (iv) reimbursement of all reasonable, customary and necessary business expenses; and (v) paid time off, subject to the Company’s paid time off policy applicable to exempt employees. In connection with commencement of employment. Under the Employment Agreement, Mr. McCarthy was eligible to receive an award of 500,000 restricted stock units covering ordinary shares of the Company (the “RSUs”), under the Company’s 2022 Equity Incentive Plan. The RSUs were to vest quarterly according to the standard company schedule, subject to Mr. McCarthy’s continued employment. If the Company terminates Mr. McCarthy’s employment without cause or Mr. McCarthy resigns for good reason, in either case not in connection with a change of control, Mr. McCarthy is eligible to receive the following: (i) six months’ base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) up to 50% percent of annual target bonus, based on actual performance under the bonus program; and (iii) payment or reimbursement of COBRA premiums for six months after termination or, if earlier, until Mr. McCarthy ceases to be eligible for COBRA or Mr. McCarthy becomes eligible for group health insurance coverage from another employer (or for a period of 12 months if Mr. McCarthy is terminated within a year of the effective date of the Employment Agreement).

If within three months prior to, or within 12 months after a change of control, Mr. McCarthy’s employment is terminated without cause or Mr. McCarthy resigns for good reason, Mr. McCarthy is eligible to receive the following: (i) a lump sum payment equal to 12 months’ base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) 100% of the annual target bonus; (iii) a lump sum payment equal to 12 months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards. The severance payments and benefits described above are subject to Mr. McCarthy’s timely execution and non-revocation of a general release of claims in favor of the Company. As a condition to Mr. McCarthy’s employment under the Employment Agreement, Mr. McCarthy also entered into the Company’s standard form of confidential information, non-competition and invention assignment agreement.
9.9	Employment Agreement – Paul O’Brien
On May 30, 2023, the MariaDB Board announced that Paul O’Brien, had been appointed by the Board to serve as Chief Executive Officer of the Company. In connection with Mr. O’Brien’s appointment as Chief Executive Officer, Mr. O’Brien entered into an employment agreement with MariaDB USA, effective as of May 26, 2023. The employment agreement provides for: (i) an annual base salary of $450,000; (ii) participation in MariaDB USA’s annual incentive plan with a target bonus of $200,000 for fiscal year 2023, prorated for fiscal year 2023; (iii) participation in the employee benefit plans and programs maintained for the benefit of similarly situated employees; and (iv) reimbursement of all reasonable, customary and necessary business expenses.
If MariaDB USA terminates Mr. O’Brien’s employment without cause or Mr. O’Brien resigns for good reason, in either case not in connection with a change of control of the Company, Mr. O’Brien is eligible to receive the following: (i) six months’ base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) up to 50% of the target annual bonus Mr. O’Brien would have been entitled to for the fiscal year of termination, payable based on actual achievement of the performance criteria for the fiscal year of termination (and reduced by any amounts previously paid for the fiscal year of termination); and (iii) payment or reimbursement of COBRA premiums for six months following the last day of the month in which Mr. O’Brien’s date of termination occurs or, if earlier, until Mr. O’Brien ceases to be eligible for COBRA continuation coverage under MariaDB USA’s group health plans or Mr. O’Brien becomes eligible for group health insurance coverage from another employer.
If within three months prior to or within 12 months after a change of control, Mr. O’Brien’s employment is terminated without cause or Mr. O’Brien resigns for good reason, Mr. O’Brien is eligible to receive the following: (i) a lump sum payment equal to 50% of base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) 50% of the annual target bonus; (iii) a lump sum payment equal to six months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards that vest based on continued employment or service. The severance payments and benefits described above would subject to Mr. O’Brien’s timely execution and non-revocation of a general release and waiver of claims in favor of the Company and MariaDB USA.
As a condition to Mr. O’Brien’s employment, Mr. O’Brien also entered into the Company’s standard form of proprietary information and invention assignment agreement.
9.10	Senior Secured Promissory Note – RP Ventures LLC
On October 10, 2023, MariaDB issued a senior secured promissory note to RP Ventures LLC (“RPV”), a Delaware limited liability company, in the principal amount of $26.5 million (the “RPV Note”). RPV also acted as the initial Agent as defined in the RPV Note (in such capacity, the “Agent”).
The RPV Note was due to mature on the earlier of (i) January 10, 2024, (ii) the occurrence of a change of control (as defined in the RPV Note), (iii) the occurrence of any breach of any of the documentation relating to the Company’s loan from the European Investment Bank (the “EIB Loan”) or any demand for repayment of the EIB Loan, and (iv) the date on which the RPV Note is otherwise declared due and payable pursuant to its terms. The proceeds of the RPV Note were to be used by the Company to repay all amounts outstanding under the EIB Loan, certain RPV Note-related expenses, including expenses of RPV, and for working capital purposes as approved by the MariaDB Board. The Company were to pay RPV a nonrefundable funding fee of $132,500, and agreed to pay or reimburse RPV and Runa Capital Fund II, L.P. (“Runa”) for its out-of-pocket expenses related to the RPV Note transaction. At the time, Runa beneficially owned approximately 8% of the outstanding ordinary shares of the Company. Michael Fanfant, the sole member and manager of RPV, is a General Partner of Runa Capital, an affiliate of Runa.
Interest on the RPV Note accrued on the principal amount at the rate of ten percent per annum and would be paid on a quarterly basis commencing on January 1, 2024. The Company was entitled to prepay any amounts due under the RPV Note without penalty or premium, subject to the prior written consent of RPV, provided that any prepayment of principal under the RPV Note be accompanied by interest accrued and unpaid through the date of such prepayment. RPV was entitled to demand immediate repayment of certain amounts outstanding under the RPV Note if the Company or any of its subsidiaries incurred additional indebtedness or disposed, sold, or otherwise transferred any of their property or assets outside of the ordinary course of business, or if the Company or any of its subsidiaries received any proceeds from the occurrence of a casualty event.
Until January 10, 2024, the RPV Note restricted the Company from pursuing or accepting any offer with respect to any recapitalization, reorganization, merger, business combination, purchase, sale, loan, notes issuance, issuance of other indebtedness or other financing or similar transaction, or to any acquisition by any person or group, which would result in any person or group becoming the beneficial owner of 2% or more of any class of equity interests or voting power or consolidated net income, revenue or assets, of the Company, in each case other than with RPV or Runa.
The RPV Note provided that within five business days after the closing date, the Company would retain a Chief Restructuring Officer to provide financial and operational services that must be satisfactory to the Agent. In addition, pursuant to the RPV Note, the Company would appoint two directors selected by the Agent to the Board (the “New Board Members”). The Chief Restructuring Officer would report directly to the New Board Members. Further, as required by the RPV Note, on the closing date, Harold Berenson, Alexander Suh, Christine Russell, and Theodore Wang would resign from the Board, and the size of the Board would be fixed at four (4) directors.
The RPV Note contained certain customary representations and warranties and covenants of the Company. In addition, the Company agreed to, among other things, provide to RPV certain financial information, maintain minimum aggregate liquidity in an amount to be agreed upon after the closing date by the Board and the Agent, and make disbursements and collect receivables based on budget amounts.
The RPV Note limited the ability of the Company to, among other things, (i) incur indebtedness, (ii) create certain liens, (iii) declare or distribute dividends or make certain other restricted payments, (iv) be party to a merger, consolidation, division or other fundamental change, (v) transfer, sell or lease Company assets, (vi) make certain modifications to the Company’s organizational documents or indebtedness, (vii) engage in certain transactions with affiliates, (viii) change the Company’s business, accounting or reporting practices, name or jurisdiction or organization, (ix) establish new bank accounts, and (x) establish or acquire any subsidiary. In addition, without the Agent’s prior consent, the Company was restricted in, among other things, taking part in transactions outside of the ordinary course of its existing business, making certain payments, or issuing equity interests.
The RPV Note provided for customary events of default, including for, among other things, payment defaults, breach of representations and certain covenants, cross defaults, insolvency, dissolution and bankruptcy, certain judgments against the Company, and material adverse changes. In the case of an event of default, RPV was entitled to demand immediate repayment by the Company of all or part of the amounts outstanding, if any, under the RPV Note.
In connection with issuance of the RPV Note, the Company and MariaDB USA and certain other of the Company’s subsidiaries (the “Guarantors”) entered into a Guarantee and Collateral Agreement, pursuant to which the Company and each Guarantor pledged substantially all of their respective assets as collateral for the RPV Note and each Guarantor guaranteed to RPV the payment of all obligations arising from the RPV Note.
9.11	Asset Purchase Agreement – Sky SQL
On November 17, 2023, MariaDB entered into an Asset Purchase Agreement (“APA”) by and among MariaDB, MariaDB USA and SkyDB, Inc. (“Sky”), completing the divestiture of the SkySQL business. Under the terms of the APA, Sky purchased all of the intellectual property, technology, operational contracts and other assets related to the SkySQL business in exchange for: (a) a to-be issued minority equity interest of ten (10%) percent of the common equity of Sky upon a third-party financing of Sky; and (b) the release and extinguishment of severance obligations for certain former Company employees who chose to become employees of Sky. All parties to the APA are subject to non-competition and non-solicitation covenants for twelve months following the effective date of the APA. Under the revenue sharing and customer transition provisions of the APA, the Company is entitled to 30% of the net revenues of any assigned customer agreement.
9.12	Sale Agreement - CubeWerx
On December 30, 2023, the Company agreed to sell, assign and transfer all of the purchased contracts, intellectual property and servers/hardware of its Canadian subsidiary for a nominal amount of consideration.
As part of the divestiture, the Company was legally obligated to provide the buyer with a loan of approximately $0.6 million. The loan is interest bearing and matures in July 2029.
The Company was also required to subscribe to 10% ownership of the buyer’s newly formed company. The investment was considered immaterial to the Company’s financial statements.
9.13	First Amendment of Senior Secured Promissory Note – RP Ventures LLC
On January 10, 2024, MariaDB entered into an amendment (the “First Amendment”) to the RPV Note. The First Amendment, among and between MariaDB, RPV, and other note parties to the RPV Note, extended (i) the maturity date of the RPV Note from January 10, 2024 to January 31, 2024, providing time for the Company to continue to work with parties related to the noteholder on a recapitalization structure and (ii) the exclusivity period under the RPV Note from January 10, 2024 to January 31, 2024, pursuant to which the Company was restricted from pursuing or accepting any offer with respect to any recapitalization, reorganization, merger, business combination, purchase, sale, loan, notes issuance, issuance of other indebtedness or other financing or similar transaction, or to any acquisition by any person or group, which would result in any person or group becoming the beneficial owner of 2% or more of any class of equity interests or voting power or consolidated net income, revenue or assets, of the Company, in each case other than with RPV, Runa or Runa affiliates.
The Company was required to pay RPV a nonrefundable funding fee of $75,000 relating to the First Amendment.
9.14	Forbearance Agreement - RP Ventures LLC
On January 31, 2024, the RPV Note matured. The Company did not pay the outstanding principal, interest, and other applicable fees or charges due and payable on the RPV Note. In addition, the Company and the Guarantors failed to comply with certain other obligations under the RPV Note. This nonpayment and compliance failure gave rise to events of default under the RPV Note. On February 5, 2024, to allow for further negotiations with respect to a transaction to restructure all or any material part of the obligations under the RPV Note and any amendment or extension of the RPV Note (the “RPV Transaction”) the Company entered into a Forbearance Agreement with the Guarantors and RPV (the “Forbearance Agreement”).
In addition, the Company agreed to pay RPV a forbearance fee of $100,000 and to reimburse all reasonable and documented fees and out-of-pocket expenses of RPV and any of its directors, officers, employees or agents, including its counsel, consultant and any other advisors, in connection with the Forbearance Agreement, the RPV Note, the Guarantee and Collateral Agreement dated as of October 10, 2023 by and between the Company and the Guarantors in favor of RPV as Agent and holder of the RPV Note (the “Guarantee and Collateral Agreement”) and other related RPV Note documents.
Under the terms of the Forbearance Agreement, the Company agreed that certain additional actions taken by or regarding the Company would constitute an immediate event of default under the Forbearance Agreement, the RPV Note, the Guarantee and Collateral Agreement and other related RPV Note documents, without any notice or grace or cure period. These actions included, among other things, (i) any misrepresentation by the Company or failure by the Company to comply with the terms of the Forbearance Agreement, the RPV Note, the Guarantee and Collateral Agreement and other related RPV Note documents, (ii) the exercise by a person other than RPV of such person’s rights or remedies against the Company, or any obligor providing credit support for the Company’s obligations to such person, or against the Company or such obligor’s properties or assets, or (iii) any public announcement by (A) the Company regarding certain change of control events under the RPV Note or a proposed change of control event under the RPV Note (which include, among other things, the

Company no longer owning 100% of each class of the outstanding equity interest of its direct and indirect subsidiaries) or (B) a third party regarding a proposed offer or other transaction with the Company that could result in a change of control. Upon the occurrence of an event of default, RPV were entitled to declare the principal of and accrued interest on the RPV Note to be immediately due and payable.
Under the terms of the Forbearance Agreement, the Company was subject to certain restrictions for a period extending until the earlier of (i) the execution of a definitive agreement among the Company, the Guarantors, and RPV relating to the RPV Transaction and (ii) 11:59 p.m. Pacific Time on February 21, 2024 (the “Restricted Period”).
During the Restricted Period, the Company and its subsidiaries were unable to, directly or indirectly (in each case other than any transaction with RPV): (i) (A) initiate, solicit, facilitate or encourage any inquiries or proposal from any persons that may constitute, or could be expected to lead to, any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, scheme of arrangement, amalgamation, spin-off, share exchange, business combination, purchase, loan, notes issuance, issuance of indebtedness or other financing or similar transaction involving the Company or any of its subsidiaries; or to any acquisition by any person or group, or proposal or offer, which would result in any person or group becoming the beneficial owner of 2% or more of any class of equity interests or voting power, or consolidated net income, revenue or assets, of the Company and its subsidiaries (in each case other than any transaction with RPV) (each, an “Alternative Transaction”) or (B) discuss, negotiate, respond to or participate in any discussion or negotiations with any persons with respect to, or that could be expected to lead to, an Alternative Transaction; (ii) provide any non-public information relating to the Company or any of its subsidiaries’ assets, business or records to any persons in connection with an Alternative Transaction, unless, and solely to the extent, required by Rule 20.3 of the Irish Takeover Rules; (iii) waive or amend any standstill provision that any persons entered into with respect to an Alternative Transaction, or (iv) approve, authorize, enter into or make any public statement regarding any contract, agreement, arrangement or understanding (whether oral or written), term sheet, letter of intent or similar instrument with any persons requiring or which would be expected to require the Company to delay, abandon, terminate or fail to consummate the RPV Transaction unless, and solely to the extent, required by law or regulatory authorities and, subject to the Irish Takeover Rules, prior written notice of such requirement is provided to RPV, with RPV having the opportunity (to the extent permitted by law) to minimize such disclosure.
In the event the Company or any of its subsidiaries received an inquiry, proposal, offer, or indication of interest with respect to an Alternative Transaction during the Restricted Period (such offer, a “Competing Offer”) from a third party, the Company would (i) notify the third party that the Company is contractually prohibited from engaging in discussions with, or otherwise responding to, the third party in response thereto and (ii) promptly notify RPV and provide the material terms and communications relating to such Competing Offer, among other things, to the extent permitted by the Irish Takeover Rules. To the extent permitted by the Irish Takeover Rules, the Company was required to keep RPV fully informed on a current basis of any modifications to such offer, indication of interest, proposal or inquiry and any information provided or received or communications made with respect thereto.
In addition, if the Company received a Competing Offer during the Restricted Period that was determined to be superior to the terms proposed in connection with the RPV Transaction, and the failure to take such action with respect thereto would reasonably be expected to be violate the responsibility of the MariaDB Board under the Irish Takeover Rules, the Forbearance Agreement required the Company to provide a notice to RPV of such superior Competing Offer and sets forth certain procedures that RPV were entitled to pursue to modify the terms of any proposed RPV Transaction in response to such determination within ten days of receiving such notice. During such ten-day period from the time of such notice, the Company and its subsidiaries and representatives were prohibited from making any public statement or express any public opinion relating to the superior Competing Offer. In the event the Company makes such an announcement, the making of such announcement would, at the election of RPV, constitute a termination event under the Forbearance Agreement.
During the Restricted Period, the Company was required to negotiate in good faith to execute and implement definitive legal documents to consummate the RPV Transaction.
In consideration of entering into the Forbearance Agreement, the Company agreed to release RPV, Runa and its affiliates, and each of their respective successors and assigns, and their respective present and former shareholders, affiliates, subsidiaries, directors, agents and other representatives of and from any and all demands, actions, causes of action, suits, damages and any and all other claims, counterclaims, defences, rights of set off, demands and liabilities whatsoever in connection with the Forbearance Agreement, the RPV Note, the Guarantee and Collateral Agreement and other related RPV Note documents.
The Forbearance Agreement terminated on February 16, 2024.
9.15	Engagement Letter with FTI Consulting, Inc. (“FTI”)
On March 18, 2024, MariaDB appointed Chris Creger to serve as its Chief Restructuring Officer (“CRO”). The appointment was made further to an engagement letter effective March 18, 2024 between the Company and FTI; Mr. Creger is a Senior Managing Director of FTI. Under the terms of the engagement letter, Mr. Creger was to primarily assist with an evaluation of the Company’s cash flows, advise on liquidity opportunities and assess operating business and profitability plans. The agreement between FTI and the Company may be terminated upon thirty (30) days’ written notice by either party.
Furthermore, the terms of the engagement letter provided that Mr. Creger will continue to be employed by FTI and will not receive any compensation directly from the Company. The Company shall compensate FTI at a rate of $1,095 per hour for Mr. Creger ’s services.
10	CONSENTS
IBI Corporate Finance has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context which they appear.
11	SOURCES AND BASIS OF INFORMATION
In this document, unless otherwise stated or the context otherwise requires, the following sources and bases have been used:
11.1	Unless otherwise stated, all references to percentages of issued shares in the capital of MariaDB are based upon 69,038,054 MariaDB Shares in issue on June 13, 2024.
11.2
The percentage of Runa’s shareholding as at October 10, 2023, set out in the section entitled “Background of the Offer” is extracted from the Schedule 13D/A filed by Runa Capital Fund II L.P., Runa Capital Opportunity Fund I, L.P., and Runa Ventures I Limited with the SEC on October 10, 2023.

11.3	Unless otherwise stated, all closing prices for MariaDB Shares are closing market quotations derived from FactSet, which have been rounded to the nearest cent.
11.4	Save where otherwise stated, financial and other information concerning MariaDB has been extracted from published sources or from audited financial results of MariaDB.
11.5	Certain figures included in this document have been subject to rounding adjustments.
11.6
The disclosures relating to the interests, short positions and dealing in relevant MariaDB securities of FTI Consulting, Inc. and Manatt, Phelps & Phillips LLP, as set out in paragraphs 6.3(g) and (k) and 6.5(h) and (l), above, have been made on the basis of (i) the information on interests and short positions provided by such persons to MariaDB for the purposes of its opening position disclosure in satisfaction of the requirements of Rule 8.1 of the Irish Takeover Rules made on Form 8.1 on April 10, 2024 and (ii) the absence of any public disclosures by such persons relating to dealings by them in MariaDB shares pursuant to Rule 8.1, or otherwise, in the period since April 10, 2024, but have not, otherwise, been independently confirmed by those persons.

12	CONCERT PARTIES
For the purpose of the Irish Takeover Rules, each of the following persons is regarded as acting in concert with MariaDB in connection with the Offer:
(a)	the directors of MariaDB;
(b)	the subsidiaries and associated companies of MariaDB;
(c)
IBI Corporate Finance (financial advisor to MariaDB), having its principal executive offices at 33 Fitzwilliam Place, Dublin 2, Ireland, and any persons (other than exempt principal traders or exempt fund managers) controlling, controlled by, or under the same control as IBI Corporate Finance;

(d)
FTI Consulting, Inc. (restructuring advisor to MariaDB), having its principal executive offices at 1166 Avenue of the Americas, 15th Floor, New York, NY 10036, United States of America, and any persons controlling, controlled by, or under the same control as FTI Consulting, Inc.;

(e)
partners and members of the professional staff of Matheson LLP (Irish legal advisor to MariaDB), having its principal executive offices at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland, who are actively engaged in relation to the Offer or who are otherwise customarily engaged in the affairs of MariaDB or who have been engaged in those affairs since February 16, 2022;

(f)
partners and members of the professional staff of Baker Botts L.L.P. (US legal advisor to MariaDB), having its principal executive offices at 2001 Ross Avenue, Suite 900, Dallas, Texas 75201, who are actively engaged in relation to the Offer or who are otherwise customarily engaged in the affairs of MariaDB or who have been engaged in those affairs since February 16, 2022;

(g)
partners and members of the professional staff of Perkins Coie LLP (US legal advisor to MariaDB), having its principal executive offices at 1201 Third Avenue Suite 4900, Seattle, WA 98101-3099, United States of America, who are actively engaged in relation to the Offer or who are otherwise customarily engaged in the affairs of MariaDB or who have been engaged in those affairs since February 16, 2022; and

(h)
partners and members of the professional staff of Manatt, Phelps & Phillips, LLP (US legal advisor to MariaDB), having its principal executive offices at Park Tower, 695 Town Center Drive, 14th Floor, Costa Mesa, CA 92626, United States of America, who are actively engaged in relation to the Offer or who are otherwise customarily engaged in the affairs of MariaDB or who have been engaged in those affairs since February 16, 2022.

13	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents will be available on the following website https://investors.mariadb.com/k1-offer/:
(a)	MariaDB memorandum and articles of association;
(b)	IBI consent – Original Offer Document; and
(c)	IBI consent – Amended and Restated Offer Document; and
(d)	all material contracts as listed in paragraph 9 above.

ANNEX B
DEFINITIONS
The following definitions apply throughout this document and the IBI Letter unless otherwise defined or the context otherwise requires:
“Acceptance Documents” means Acceptance Documents means the exchange and/or transmittal materials and any other acceptance documents relating to the Offer issued to MariaDB Shareholders in connection with the Offer, and includes the Letter of Transmittal and any other form of acceptance document issued by Bidco in connection with acceptance of the Offer and Acceptance Document means any of them;
“Amended and Restated Offer Document” means the amended and restated offer document dated June 24, 2024 issued by Bidco;
“Bidco” means Meridian BidCo LLC, a limited liability company formed in Delaware;
“Business Day” means any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;
“Cash Offer” has the meaning given to that term in paragraph 2 of the letter from the president of Bidco in the Offer Document;
“Companies Act 2014” means the Companies Act 2014 of Ireland;
“Employee Share Plans” means the MariaDB plc 2022 Equity Incentive Plan, the MariaDB Corporation Ab Summer 2022 USA Share Option Plan, the MariaDB Corporation Ab Amended and Restated Global Share Option Plan 2017 USA, the MariaDB Corporation Ab Global Share Option Plan 2017, the SkySQL Corporation Ab Global Share Option Plan 2014 USA, the SkySQL Corporation Ab Global Share Option Plan 2014, the SkySQL Corporation Ab Global Share Option Plan 2012 USA, the SkySQL Corporation Ab Global Share Option Plan 2012 Europe, the SkySQL Corporation Ab Global Share Option Plan 2010 USA, the SkySQL Corporation Ab Global Share Option Plan 2010 Europe and the SkySQL Corporation Ab Global Share Option Plan 2010 France;
“Exchange Act” means the Securities Exchange Act of 1934 of the United States, and the rules and regulations promulgated thereunder;
“Exchange Agent” means Computershare Trust Company, N.A., in its capacity as receiving agent for the Offer;
“IBI Corporate Finance” means IBI Corporate Finance Limited;
“IBI Letter” means the “Letter from IBI Corporate Finance Limited” set out herein by IBI Corporate Finance;
“IBI Recommendation” means the recommendation by IBI Corporate Finance of the Cash Offer set out in the IBI Letter;
“Irish Takeover Panel” means the Irish Takeover Panel established under the Irish Takeover Panel Act;
“Irish Takeover Panel Act” means the Irish Takeover Panel Act 1997 of Ireland;
“Irish Takeover Rules” means the Irish Takeover Panel Act 1997, Takeover Rules 2022;
“K1” means K1 Investment Management, LLC, a Delaware limited liability company;
“Letter of Transmittal” means the letter of transmittal issued with the Offer Document for use by holders of MariaDB Shares which constitutes the form of acceptance for the offer for the purposes of the Irish Takeover Rules;
“MariaDB” or the “Company” means MariaDB plc;
“MariaDB Group” means MariaDB and each of its subsidiaries and subsidiary undertakings;
“MariaDB Shares” means ordinary shares of $0.01 each (nominal value) in the capital of MariaDB, each a MariaDB Share;
“MariaDB Shareholders” means the holders of MariaDB Shares;
“Offer” means the offer made by Bidco on the terms and subject to the conditions set out in the Offer Document and the Acceptance Documents (including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer);
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“Offer Document” means the Original Offer Document, as amended and restated by the Amended and Restated Offer Document, issued by Bidco which contains the Offer;
“Offer Period” means the period commencing on (and including) February 16, 2024 and ending on the first closing date of the Offer, or, if later, the time at which the Offer becomes unconditional as to acceptances or lapses, whichever first occurs;
“Original Offer Document” means the offer document dated May 24, 2024 issued by Bidco;
“RSU” means a restricted stock unit with respect to MariaDB Shares;
“SEC” means the U.S. Securities and Exchange Commission;
“Topco” means Meridian TopCo LLC, a limited liability company formed in Delaware, an Affiliate of K1 and the parent of Bidco”;
“United States” or “US” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction; and
“Unlisted Unit Alternative” has the meaning given to that term in the Original Offer Document.
All references to time in this document are to Eastern Time in the United States unless otherwise stated.
Words importing the singular shall include the plural and vice versa, and words importing any gender shall include all genders.
Any references to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.
Any reference to “subsidiary” or “holding company” has the meaning given to such terms in sections 7 and 8 of the Companies Act 2014, respectively, and any reference to “subsidiary undertaking” has the meaning given to that term in section 275 of the Companies Act 2014.
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